

Registration No. 24-3656



08040747

SECURITIES AND EXCHANGE COMMISSION

POST QUALIFICATION AMENDMENT NO. 15
TO
FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STEUBEN TRUST CORPORATION
(Exact name of issuer as specified in its charter)

NEW YORK
(State or other jurisdiction of incorporation or organization)

One Steuben Square, Hornell, New York 14843-1699
(607) 324-5010

(Address, including zip code, and telephone number, including area code,
of issuer's principal executive offices)

Helen A. Zamboni, Esq.
UNDERBERG & KESSLER LLP
300 Bausch & Lomb Place
Rochester, New York 14604
(585) 258-2800

(Name, address, including zip code, and telephone number, including area code,
of agent for service)

6060	16-1368310
Primary Standard Industrial	I.R.S. Employer
Classification Code Number	Identification Number

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.



PART I
NOTIFICATION

Item 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) and (b):   The Issuer's Directors and Officers:

Name	Business Address	Residence Address
Robert U. Blades, Jr. Director	A.L. Blades & Sons, Inc. Webb's Crossing Road Hornell, New York 14843	1609 Heather Heights Hornell, New York 14843
Brenda L. Copeland President, Chief Executive Officer and Director	One Steuben Square Hornell, New York 14843-1699	5863 Dineen Road Hornell, New York 14843
Charles M. Edmondson Director	Alfred University Saxon Drive, Carnegie Hall Alfred, New York 14802	71 Pine Hill Drive Alfred, New York 14802
Mary E. Hilfiger Corporate Secretary	One Steuben Square Hornell, New York 14843-1699	80 Bennett Street Hornell, New York 14843
Stoner E. Horey Director	VA Medical Center Bath, New York 14810	3461 Pierce Road Canisteo, New York 14823
James P. Nicoloff Executive Vice President, Treasurer and Chief Financial Officer	One Steuben Square Hornell, New York 14843-1699	62 Maple Street Hornell, New York 14843
Charles D. Oliver Director	Charles F. Oliver & Son 17 South Church Street Canaseraga, New York 14822	8 North Street Canaseraga, New York 14822
Kenneth D. Philbrick Director	(not applicable)	1100 Sharps Hill Road Arkport, New York 14807
Theresa B. Sedlock Executive Vice President and Lending Division Manager	One Steuben Square Hornell, New York 14843-1699	1061 Sierk Road Arcade, New York 14011
David A. Shults Chairman of the Board and Director	Shults & Shults 9 Seneca Street Hornell, New York 14843	66 Maple Street Hornell, New York 14843

③

Name	Business Address	Residence Address
Eric Shults Director	Shults & Shults 9 Seneca Street Hornell, New York 14843	427 Seneca Road Hornell, New York 14843
Sherry C. Walton Director	(not applicable)	4165 Grandview Avenue Wellsville, New York 14895

(c)   The Issuer's general partners: not applicable.

(d)   The record owners of 5% or more of any class of the Issuer's equity securities:
Record holders of 5% or more of the Issuer's Common Stock:

Name	Business Address	Residence Address
Steuben Trust Company, as Trustee for Richard W. Bradley QTIP Trust	One Steuben Square Hornell, New York 14843-1699	(not applicable)
David A. Shults	9 Seneca Street Hornell, New York 14843	66 Maple Street Hornell, New York 14843
Dick T. Hollands	N/A	1530 Spring Gate Dr. #9114 McLean, Virginia 22102-3419

(e)   The beneficial owners of 5% or more of any class of the Issuer's equity securities:

See responses under (d) above.

(f)   Promoters of the Issuer: Not applicable.

(g)   Affiliates of the Issuer: See (a) and (b) above.

(h)   Counsel to the issuer with respect to the proposed offering:

Underberg & Kessler LLP, 300 Bausch & Lomb Place, Rochester, New York 14604

(i) through (m):

Each underwriter with respect to the proposed offering; the underwriter's directors; the underwriter's officers; the underwriter's general partners; and counsel to the underwriter:

In each case, not applicable.

Item 2. Application of Rule 262

(a)   No person identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

(b)   Not applicable.

Item 3. Affiliate Sales

Not applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a)   None.

(b)   The Common Stock to be offered by the Issuer in its Share Owner Dividend Reinvestment and Stock Purchase Plan ("Plan") will be offered to the Issuer's existing shareholders who reside in the states of: California, Colorado, Connecticut, Delaware, Florida, Idaho, Illinois, Maryland, Massachusetts, Minnesota, New Jersey, New York, Ohio, Pennsylvania, Tennessee, Texas, and Virginia. The Plan and any shares of Common Stock purchased by the Issuer for such Plan are being offered to existing shareholders of the Issuer by delivery of the final Offering Circular by United States mail.

Item 5. Unregistered Securities Issued or Sold Within One Year

Not applicable.

Item 6. Other Present or Proposed Offerings

None.

Item 7. Marketing Arrangements

None; not applicable.

Item 8. Relationship With Issuer of Experts Named in Offering Statement

Not applicable.

Item 9. Use of a Solicitation of Interest Document

No; not applicable.





PART II
OFFERING CIRCULAR





OFFERING CIRCULAR

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

200,000 shares of Common Stock
$1.00 par value

TO THE COMMON SHAREHOLDERS OF STEUBEN TRUST CORPORATION:

We are pleased to provide you this Offering Circular describing the Steuben Trust Corporation ("STC" or the "Corporation") Share Owner Dividend Reinvestment and Stock Purchase Plan (the "Plan"). The Plan offers our shareholders who own the Corporation's Common Stock the opportunity to automatically reinvest any cash dividends on your Common Stock in the purchase of additional shares of Common Stock. No brokerage commissions, fees, or service charges will be paid by shareholders participating in the Plan for purchases of shares made under the Plan.

Dividends will be reinvested on a quarterly basis as paid. The Plan may purchase shares of Common Stock on the open market or from the Corporation for the accounts of participants in the Plan, as further described herein.

Shareholders may enroll in the Plan by completing the enclosed Authorization Form and returning it to American Stock Transfer and Trust Company, 59 Maiden Lane, New York, New York 10038, the Corporation's Agent for administering the Plan. Shareholders enrolled in the Plan will continue in the Plan until they notify American Stock Transfer and Trust Company in writing that they wish to withdraw from participation in the Plan.

If you do not wish to participate in the Plan, you do not need to take any action. You will continue to receive your cash dividends, if and when declared, by check.

Additional information about the Plan is provided in question-and-answer form in this Prospectus. Should any additional questions arise, please contact us.

Sincerely,

Brenda L. Copeland,
President and Chief Executive Officer

This Offering Circular relates to 200,000 shares of Common Stock, par value $1.00 per share, of the Corporation registered for sale under the Plan. Please retain this Offering Circular for future reference.

The date of commencement of this offering is March 21, 2008.



STEUBEN TRUST CORPORATION

One Steuben Square
Hornell, New York 14843-1699
(607) 324-5010

200,000 shares of Common Stock

All the shares of Common Stock offered hereby are being sold by Steuben Trust Corporation ("STC" or the "Corporation"). There is no public market for the Common Stock and it is unlikely that a public market will develop as a result of this Offering. The Corporation does not intend to list the Common Stock on any securities exchange or The NASDAQ Stock Market. The offering price will be determined as set forth in the Plan, a copy of which is attached hereto as Annex 1.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to the Corporation
Per Share	$ 25.79	$ -0-	$ 25.79
Total	$ 5,158,000	$ -0-	$ 5,158,000

The date of this Offering Circular is March 1, 2008



TABLE OF CONTENTS

PAGE

13

SUMMARY

The Plan provides all holders of the Corporation's Common Stock the ability, on a quarterly basis, to automatically reinvest all or any portion of any cash dividends declared by the Corporation or to voluntarily invest certain additional cash payments into additional shares of Common Stock. This Offering Circular explains the potential risks to those investing funds through the Plan and provides detailed information with respect to the purpose, advantages, administration, participation, and costs associated with investing through the Plan. In addition, the Offering Circular gives detailed information with respect to making purchases under the Plan, and how and when an investor may withdraw from the Plan.

Finally, the Offering Circular gives detailed information with respect to the Corporation, its business, and competition. This information includes statistical, financial, and descriptive detail of the Corporation's lending activities, as well as the regulation and supervision of the Corporation by Federal and New York State authorities. The capitalization of the Corporation is also discussed, as well as its management.

To date, 132,019 shares of Common Stock have been sold in this offering under prior Offering Circulars, with an aggregate sales price of $2,185,132. This leaves 67,981 shares available under the Plan.

The following are summary financial statements for Steuben Trust Corporation and Subsidiaries:

Condensed Consolidated Statements of Condition
December 31, 2007 and 2006

	2007	2006
	(Amounts in Thousands)	
Assets		
Cash and Due From Banks	$ 9,803	12,160
Loans (Net)	193,537	190,884
Investment Securities	97,551	86,486
Premises & Equipment	7,455	8,005
Intangible Assets	24	36
Other Assets	14,195	12,737
Total Assets	**$ 322,565**	**310,308**
Liabilities		
Deposits	$ 269,514	270,933
Borrowings	23,000	12,000
Subordinated Debentures	2,062	2,038
Accrued Interest Payable	891	817
Other Liabilities	1,985	2,008
Total Liabilities	$ 297,452	287,796
Shareholders' Equity		
Common Stock	$ 1,662	1,660
Additional Paid-In Capital	2,125	2,070
Undivided Profits	21,785	19,651
Accumulated Other Comprehensive Income	(52)	(673)
Treasury Stock	(407)	(196)
Total Shareholders' Equity	25,113	22,512
Total Liabilities and Shareholders' Equity	**$ 322,565**	**310,308**

Condensed Consolidated Statements of Income
(Amounts in Thousands Except Per Share Data)

	Twelve Months Ending	
	12/31/07	12/31/06
Interest Income	$ 18,825	18,050
Interest Expense	6,537	5,638
Net Interest Income	**12,288**	**12,412**
Provision for Loan Losses	356	430
Net Interest Income After Provision for Loan Losses	**11,932**	**11,982**
Other Operating Income	4,272	4,268
Operating Expenses	11,732	12,357
Income Before Income Tax	**4,472**	**3,893**
Income Tax	1,203	1,056
Net Income	**$ 3,269**	**2,837**
Net Income Per Share	**$ 1.99**	**1.72**
Other Information		
ROA	1.02%	0.92%
ROE	13.92%	13.29%
Dividend Payout Ratio	34.74%	37.86%

RISK FACTORS

PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION CONCERNING THE CORPORATION AND ITS BUSINESS CONTAINED IN THIS OFFERING CIRCULAR BEFORE PURCHASING THE SHARES OFFERED HEREBY.

THE CORPORATION MAY BE UNABLE TO PAY DIVIDENDS OR ITS ABILITY TO PAY DIVIDENDS MAY BE RESTRICTED.

The Corporation's ability to pay dividends to holders of its Common Stock is dependent on receipt of cash dividends from its wholly-owned subsidiary, Steuben Trust Company (the "Bank"). Federal regulations limit the amount of cash dividends which the Bank may pay to the Corporation and may restrict the amount of dividends payable by the Corporation. Failure to obtain sufficient funds from the Bank to make periodic dividend payments will adversely affect the Corporation's ability to pay dividends to the holders of the Common Stock. The Bank's ability to make dividend payments is subject to the Bank maintaining profitable operations. There can be no assurance that future earnings will support dividend payments to the Corporation.

The Board of Governors of the Federal Reserve System (the "Federal Reserve Board") has the power to prohibit the payment of dividends by a bank holding company if actions by such a company constitute an unsafe or unsound practice. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality, and overall financial condition. The Federal Reserve Board indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Federal Reserve Board policy also requires that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity. These policies could affect the ability of the Corporation to pay cash dividends.

Federal legislation also prohibits depository institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), such as the Bank, from paying dividends or making capital distributions that would cause the institution to fail to meet minimum capital requirements. In addition, under the New York Banking Law, the Bank may only pay dividends up to an amount equal to its net profits for the current year combined with its retained net profits of the preceding two years.

NO PUBLIC MARKET FOR STOCK; CORPORATION NOT REQUIRED TO FILE PERIODIC REPORTS WITH THE SEC

There is no public market for the Corporation's Common Stock offered hereby and there can be no assurance that any trading market will develop at any time in the future. Additionally, the Common Stock offered hereby is offered pursuant to an exemption from the registration requirements under the Securities Act pursuant to SEC Regulation A. The Corporation is not and will not be required to file periodic reports with the SEC as a result of this Offering or otherwise be subject to the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or the rules of the SEC applicable to reporting companies. Such a reporting obligation would not



arise unless and until the Corporation has 500 shareholders of record. In order to avoid the direct and indirect costs of being a reporting company, the Corporation intends to attempt to stay below 500 record shareholders.

SIGNIFICANT COMPETITION FROM BANKS AND OTHER FINANCIAL INSTITUTIONS OFFERING SIMILAR SERVICES

The Corporation faces significant competition from many banks, savings institutions, and other financial institutions, which have branch offices or otherwise operate in the Corporation's market area, as well as many other companies now offering a variety of financial services. Many of these competitors have substantially greater financial resources than the Corporation, including a larger capital base that allows them to attract customers seeking larger loans than the Bank is able to make.

LOCAL, NATIONAL, AND INTERNATIONAL ECONOMIC CONDITIONS AND GOVERNMENT MONETARY AND FISCAL POLICIES MAY ADVERSELY IMPACT PROFITABILITY

Commercial banking is affected, directly and indirectly, by local, domestic and international economic and political conditions, and by government monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, real estate values, international conflicts and other factors beyond the control of the Corporation and the Bank may adversely affect the potential profitability of the Corporation and the Bank. In particular, an adverse environment for real estate, construction, consumer spending and local or regional commerce could have an adverse impact on the Corporation's ability to maintain or increase profitability.

FEDERAL AND STATE REGULATIONS COULD EFFECT THE CORPORATION AND THE BANK BY INCREASING COSTS OF OPERATIONS

The operations of the Corporation and the Bank are heavily regulated and will be affected by present and future legislation and by the policies established from time to time by various federal and state regulatory authorities. In particular, the monetary policies of the Federal Reserve Board have had a significant effect on the operating results of banks in the past and are expected to continue to do so in the future. In addition, the Corporation is regulated by the Federal Reserve Board under the federal Bank Holding Company Act of 1956 as amended, and the Bank is regulated both by the New York State Banking Department and by the FDIC. Changes in policies by regulatory bodies may result in increased cost of operations for the Corporation.

OPERATIONS OF THE CORPORATION AND THE BANK DEPEND IN LARGE PART ON EXISTING MANAGEMENT

The operations of the Corporation and the Bank to date have been largely dependent on existing management. The loss to the Corporation or the Bank of one or more of its existing executive officers could have a material adverse effect on the Corporation's business and results of operations.



MANAGEMENT, THROUGH A LARGE PERCENTAGE OF OWNERSHIP, COULD CONTROL CERTAIN SHAREHOLDER VOTES

As of December 31, 2007, Directors and officers of the Corporation and their affiliates owned approximately 23.9% of the Corporation's outstanding shares of Common Stock. Management, by virtue of this concentration of stock ownership, may be able to control the election of the Corporation's Directors and to control the outcome of actions requiring shareholder approval.

CERTAIN PROVISIONS MAY DETER OR DISCOURAGE A CHANGE IN THE CONTROL OF THE CORPORATION

The Corporation's Certificate of Incorporation, Bylaws and the New York Business Corporation Law contain certain provisions which may have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for shares of Common Stock, a proxy contest for control of the Corporation, the assumption of control of the Corporation by a holder of a large block of Common Stock or removal of the Corporation's management.

TEN LARGEST SHAREHOLDERS MAY BE LIABLE FOR UNPAID WAGES AND SALARIES

New York Business Corporation Law Section 630 holds the ten largest shareholders of a New York corporation liable for any wages or salaries that an employee or laborer is unable to collect from the Corporation. Under Section 630, each of the ten largest shareholders of the Corporation could be personally liable for any wages or salaries earned for services provided to the Corporation for which the Corporation fails to make payment.

OUR ALLOWANCE FOR POSSIBLE LOAN LOSSES MAY BE INSUFFICIENT

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense. This reserve represents our best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in our judgment, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects our ongoing evaluation of various factors, including growth of the portfolio, an analysis of individual credits, adverse situations that could affect a borrower's ability to repay, prior and current loss experience, the results of regulatory examinations, and current economic conditions. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors both within and outside of our control, may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for possible loan losses, we will need additional provisions to increase the allowance for possible loan losses. Any increases in the allowance for possible loan losses will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on our financial condition and results of operations.

OUR INFORMATION SYSTEMS MAY EXPERIENCE AN INTERRUPTION OR BREACH IN SECURITY

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our general ledger, deposit, loan and other systems, including risks to data integrity. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The provisions of the Plan are discussed in question-and-answer form below. Holders of shares of the Corporation's Common Stock that do not wish to participate in the Plan will continue to receive cash dividends, if and when declared, by check as in the past. Shareholders that wish to participate in the Plan will need to complete and submit an Authorization Form as discussed below. The Plan, a copy of which is attached as Annex 1 to this Offering Circular, is incorporated herein by reference. All recipients of this Offering Circular are urged to read the Plan in its entirety.

The Plan provides holders of the Corporation's Common Stock with a simple and convenient method of purchasing additional shares of Common Stock without fees of any kind. Any holder of record of shares of Common Stock is eligible to join the Plan.

Participants in the Plan may:

1.   Reinvest dividends on all shares held by a participant.

2.   Reinvest dividends on less than all of the shares held by a participant and continue to receive cash dividends on the other shares.

3.   Invest by making voluntary additional cash payments at any time in an amount not less than $50.00, but up to $2,500.00 per quarter, whether or not dividends are being reinvested, and provided the Plan participant does not reside in Pennsylvania.

Cash payments will be invested on the dividend payment date of each quarter after they are received. Shares purchased will also be entitled to subsequent dividends.

Purpose

(1)   What is the purpose of the Plan?

The purpose of the Plan is to provide holders of record of the Corporation's Common Stock with a simple, convenient and inexpensive method of investing cash dividends and additional voluntary cash payments in the purchase of additional shares of Common Stock without payment of any brokerage commissions or service charges.

Advantages

(2)   What are the advantages of the Plan?

Plan participants may purchase additional shares of Common Stock quarterly with reinvested cash dividends on all or less than all of the shares of the Corporation's Common Stock, which they own. Except for Plan participants residing in Pennsylvania, participants also may elect to purchase additional shares of Common Stock quarterly with voluntary additional cash payments of a minimum of $50.00 per quarter, up to a maximum of $2,500.00 per quarter. No commissions or service charges are paid by participants in connection with purchases under the Plan. Full investment of funds is possible under the Plan because the Plan permits fractions of shares, as well as full shares, to be credited to a participant's account. In addition, dividends in respect of such fractions, as well as full shares, will be credited to a participant's account. Dividends on the shares in the participant's account are automatically reinvested in the purchase of additional shares of Common Stock. Participants are assured of safekeeping of shares credited to their accounts under

10

the Plan. Regular statements of account provide simplified record keeping. The participant's equity in the Corporation will increase with each dividend payment thereby generating additional dividend income to be invested.

Administration

(3)   Who administers the Plan for participants?

American Stock Transfer and Trust Company (the "Agent"), 59 Maiden Lane, New York, New York, will administer the Plan for participants, including all record keeping, sending statements of account to participants and performing other duties relating to the Plan. Shares of Common Stock purchased under the Plan will be held by and registered in the name of the Agent or its nominee as agent for the participants in the Plan.

Participation

(4)   How does a shareholder participate?

A holder of record of shares of Common Stock may join the Plan by signing the Authorization Form, a copy of which is enclosed with this Offering Circular as Annex 2, and returning it to American Stock Transfer and Trust Company, 59 Maiden Lane, New York, New York 10038. An Authorization Form and return envelope may be obtained at any time by calling 1-800-937-5449. Written requests for Authorization Forms and return envelopes should be mailed to the Agent. All holders of record of shares of Common Stock are eligible to participate in the Plan. If a shareholder's shares are held in the name of a broker or nominee, the ownership of the number ' of shares that the shareholder wishes to have participate in the Plan must first be transferred into the shareholder's name in order to participate in the Plan. (To effect such a transfer, a shareholder should contact his/her/its broker or nominee.)

(5)   When may a shareholder join the Plan?

A holder of record of shares of Common Stock may join the Plan at any time. An optional cash payment may be made at any time, including when joining the Plan, by enclosing a check or money order with an Authorization Form.

The Authorization Form must be received by the Agent no later than five business days prior to a record date for a dividend in order to reinvest that dividend through the Plan. With respect to any Authorization Form received after such date, the reinvestment of dividends through the Plan will begin with the next succeeding dividend.

(6)   What does the Authorization Form provide?

The Authorization Form provides for the purchase of additional shares of Common Stock through the following investment options:

1.   Reinvest dividends paid on all shares held by a participant.

2.   Reinvest dividends paid on less than all of the shares held by a participant and continue to receive cash dividends on the other shares.



3.　　Invest by making voluntary additional cash payments at any time of not less than $50.00 per quarter and not exceeding $2,500.00 per quarter, whether or not dividends are being reinvested.

Cash dividends on shares credited to a participant's account under the Plan are automatically reinvested in the purchase of additional shares of Common Stock.

(7)　How may a participant change options under the Plan?

A participant may change his/her/its investment option at any time by signing a new Authorization Form and returning it to the Agent.　Any change in option with respect to reinvestment of dividends must be received by the Agent at least five business days prior to the record date for the next succeeding dividend to allow sufficient time for processing. A participant also must submit an appropriately completed form at any time that a participant desires to make additional voluntary purchases of shares of Common Stock under the Plan.

Costs

(8)　Are there any expenses to participants in connection with purchases under the Plan?

No.　All brokerage commissions or service charges will be paid by the Corporation for open market or negotiated purchases of shares.　No brokerage fees or service charges will be charged for purchases of shares under the Plan directly from the Corporation.　All costs of administration of the Plan are paid by the Corporation.

Purchases

(9)　What will be the price of shares of Common Stock purchased under the Plan?

If original issue or treasury shares are purchased under the Plan directly from the Corporation, the per share price of the shares so purchased will be the then-current price per share of the Corporation's Common Stock, as determined by a committee appointed by the Corporation's Board of Directors (the "Committee").　This Committee determines what it, in its best judgment, believes to be the fair market value of a share of the Corporation's Common Stock from time to time.　The Committee may determine such fair market value from any reasonable criteria it elects to use, such as recent sales of shares of Common Stock in the marketplace of which it is aware, the fair market value and recent sales of shares of comparable institutions, other measures such as return on equity, return on assets and book value, and any other reasonable criteria the Committee determines. Only the shares that may be sold by the Corporation to the Plan are the subject of this Offering Circular, and the Corporation will only receive the proceeds from the sales of any such shares.

If shares are purchased under the Plan in the market, such purchases will be made at prevailing market prices and the price to each participant's Plan account will be based on the average price of all shares so purchased.　The Corporation will not receive the proceeds from any such purchases.

If shares are purchased under the Plan in privately negotiated transactions, such purchases will be made at prices not exceeding the then-fair market value of the Corporation's Common Stock as determined by the Committee, and the price to each participant's account will be based on the average price of all shares so purchased.

As of the date of this Offering Circular, the current fair market value of the Corporation's Common stock is $25.79 per share, as determined by the Committee. From time to time the Committee may determine a new fair market value for the Corporation's Common Stock. Plan participants will be so notified by a supplement to this Offering Circular.

(10) How many shares of Common Stock will be purchased for participants?

The number of shares to be purchased for a participant depends on the amount of a participant's dividends and the prevailing market price or fair market value, as applicable, of the Common Stock on the relevant purchase date. As soon as possible following each dividend payment date, each participant's Plan account will be credited with that number of shares, including fractional shares computed to three decimal places, equal to the amounts to be invested for a participant divided by the applicable purchase price.

(11) When will purchases of shares under the Plan be made?

On each dividend payment date, the cash dividends payable on all shares held in a participant's Plan account, together with any voluntary additional cash payments that have been received from a participant at least five business days prior to the record date for such dividend, will , be applied by the Agent to the purchase of additional shares of Common Stock. Cash dividends on all shares of Common Stock purchased for each participant's Plan account will automatically be reinvested in additional shares of Common Stock.

(12) How will shares be purchased?

The Agent will use funds from cash dividends and voluntary additional cash payments to acquire shares of Common Stock under the Plan in any of four ways, as directed by the Corporation: (1) purchase newly issued shares directly from the Corporation; (2) purchase Treasury shares directly from the Corporation; (3) purchase outstanding shares in the market; (4) purchase shares in negotiated transactions. The Agent may also use any combination of these methods, as directed by the Corporation. If the Corporation sells newly issued and/or Treasury shares under the Plan, participants will become owners of such shares as of the dividend payment date. To the extent shares are purchased in the open market and/or in negotiated transactions, such shares will usually be purchased within ten business days following a dividend payment date, subject to the availability of shares in the market and to any regulatory restrictions on such purchases to which the Corporation may be subject. Plan participants will become owners of shares purchased for their accounts upon settlement of open market or privately negotiated purchases.

The Corporation will make every effort to reinvest all dividends promptly after receipt. No interest will be paid on dividends or on voluntary additional cash payments pending investment of such funds. To the extent that any dividends and/or any voluntary additional cash payments cannot be reinvested in shares of Common Stock within 45 days following a dividend payment date, then the Corporation reserves the right to distribute the uninvested dividends to the participants and to return any voluntary additional cash payments received.

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Voluntary Additional Cash Payments

(13)   How are voluntary additional cash payments made?

Except for Plan participants residing in Pennsylvania (see Page 41 of the Offering Circular), voluntary additional cash payments may be made at any time and the amount each time may be varied. A voluntary additional cash payment may be made when enrolling by enclosing a check or money order with an Authorization Form. Payments may not be less than $50.00 per quarter and cannot exceed $2,500.00 per quarter. The Agent will send a receipt for each voluntary additional cash payment together with a statement for use in making the next such payment. Note that purchases of shares with voluntary additional cash payments will only be made quarterly as well, and that no interest will be paid on such voluntary cash payments received pending the investment of such funds. Accordingly, it is suggested that shareholders desiring to make voluntary additional cash purchases of shares under the Plan submit such payments together with an appropriately completed form to the Agent toward the end of a quarter.

Withdrawal From Participation

(14)   How does a participant withdraw from the Plan?

In order to withdraw from the Plan, a participant must send a written request to the Agent. When a participant withdraws from the Plan, certificates for whole shares credited to the participant's account under the Plan will be issued and a cash payment will be made for any fraction of a share, based upon the most recent average per share purchase price of Common Stock made under the Plan prior to the effective date of the withdrawal multiplied by the fractional interest.

(15)   When may a participant withdraw from the Plan?

A participant may withdraw from the Plan at any time. To be effective for a given dividend payment date, the withdrawal notice must be received by the Agent at least five business days prior to the record date for that dividend. Any notice of withdrawal received less than five business days prior to a dividend record date will not be effective until dividends paid for that record date have been reinvested and the shares credited to the participant's Plan account.

(16)   Can a participant re-enter the Plan after withdrawing?

Yes, by following the procedure for initial enrollment (see Question 4).

Other Information

(17)   Will certificates automatically be issued for shares of Common Stock purchased under the Plan?

No. Unless requested by a participant, certificates for shares of Common Stock purchased under the Plan will not be issued. All shares purchased will be held by a nominee of and for the benefit of Plan participants. The number of shares purchased for each participant's Plan account will be shown on a statement of account that each participant will receive at least quarterly from the Agent. (This feature also protects against loss, theft or destruction of stock certificates.)



Certificates for any number of full shares credited to a participant's Plan account will be issued without charge upon written request. Such shares remain eligible to participate in the Plan, and if a participant remains in the Plan, any remaining full shares and fractional interests in the participant's Plan account will continue to participate in the Plan as well.

The noncertificated shares credited to a participant's Plan account cannot be pledged as collateral for a loan or other obligation of a participant. A participant that wishes to pledge such shares must request that certificates for such shares be issued in his/her/its name. Certificates representing fractional interests will not be issued under any circumstances.

(18)   What happens when a participant who is reinvesting the cash dividends on shares registered in the participant's name sells or transfers a portion of such shares?

If a participant who is reinvesting the cash dividends on shares of Common Stock registered in his/her/its name disposes of a portion of such shares with respect to which he/she/it is participating in the Plan, the Agent will continue to reinvest the dividends on the remainder of such shares that are participating in the Plan.

(19)   What happens when a participant sells or transfers all of the shares registered in the participant's name?

If a participant disposes of all shares of Common Stock registered in his/her/its name, the Agent will continue to reinvest the dividends on any remaining shares credited to the participant's Plan account unless the participant also withdraws those shares held in his/her/its Plan account as well.

(20)   How may a participant transfer shares held in the participant's Plan account?

A Plan participant that wishes to transfer shares held in his/her/its Plan account must first withdraw those shares from the Plan. Upon the receipt of the certificate(s) representing such shares, the participant may then transfer those shares as the participant would any other securities.

(21)   If the Corporation has a rights offering, how will a participant's entitlement be computed?

A participant's entitlement in a rights offering will be based on the participant's total holdings -- just as the participant's dividend is computed each quarter. Rights certificates will be issued for the number of whole shares only, however, and rights based on a fraction of a share held in a participant's Plan account will be sold for the participant's account and the net proceeds will be treated as an optional cash payment.

(22)   What happens if the Corporation issues a stock dividend or declares a stock split?

Any shares of Common Stock distributed as a result of a stock dividend or stock split by the Corporation on shares credited to the account of a participant under the Plan will be added to the participant's Plan account. Stock dividends or split shares distributed on shares registered in the name of the participant will be mailed directly to the shareholder in the same manner as to shareholders who are not participating in the Plan.

15



(23)   How will a participant's Plan shares be voted at meetings of shareholders?

All shares of Common Stock credited to a participant's Plan account will be voted as the participant directs. If on the record date for a meeting of shareholders there are shares credited to a participant's Plan account, the participant will be sent the proxy material for that meeting. If the participant returns an executed proxy card in a timely fashion, it will be voted in accordance with the instructions so received with respect to all shares credited to the participant's Plan account. All such shares may also be voted in person at any meeting of shareholders. If the participant does not execute and return a proxy card in a timely fashion and does not attend the meeting and vote such shares in person, such shares will not be voted at that meeting.

(24)   What are the federal income tax consequences of participation in the Plan?

The Corporation has not received a ruling from the Internal Revenue Service concerning the federal income tax consequences of participating in the Plan. Participants are urged to consult their own tax advisers before joining the plan. However, a general discussion of certain tax consequences follows:

(a)   A participant in the Plan will be treated for federal income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value on the dividend payment date of the shares of Common Stock credited to the participant's Plan account. To the extent that dividends paid by the Corporation to its shareholders are treated as made from the Corporation's earnings and profits, those dividends are taxed in accordance with the provisions of the Internal Revenue Code for federal income tax purposes. The Corporation has sufficient earnings and profits such that participants can expect that the full amount of any dividends paid will be currently taxable to Plan participants.

(b)   The tax basis of shares purchased with reinvested dividends will equal the average price at which all shares were acquired with respect to a specific dividend payment. Likewise, for each quarterly purchase of shares made with voluntary additional cash payments, the tax basis of such shares will equal the average price at which all such shares were acquired.

(c)   A participant's holding period for shares acquired pursuant to the Plan both with reinvested dividends and voluntary additional cash payments will begin on the day following the purchase of such shares.

(d)   A participant will not realize any taxable income when the participant receives certificates for whole shares credited to the participant's account, either upon the participant's request for certain of those shares or upon withdrawal from or termination of the Plan.

(e)   A participant will realize long term or short-term gain or loss when shares are sold or exchanged, depending upon whether the shares have been held for more than one year at the time of disposition. In the case of a fractional share, when the participant receives a cash adjustment for a fraction of a share credited to the participant's account upon withdrawal from or termination of the Plan, the amount of such gain or loss will be the difference between the amount which the participant receives for the shares or fraction of a share and the tax basis therefor.



(25)   What are the responsibilities of the Corporation and the Agent under the Plan?

The Agent receives the participant's dividend payments and voluntary additional cash payments, if any, invests such amounts in additional shares of the Corporation's Common Stock, maintains continuing records of each participant's account, and advises participants as to all transactions in and the status of their accounts. The Agent acts as agent for the participants.

As soon as practical after each purchase for the account of a Plan participant, each participant will receive a statement of account from the Agent showing: the total number of shares held in the participant's Plan account; the amount of dividends received on the shares held in the participant's Plan account; the amount invested on the participant's behalf, including any voluntary additional cash payments received; the number of shares purchased; the price per share; and the acquisition date of such shares. Additionally, each participant will continue to receive copies of the Corporation's annual and other periodic reports to shareholders, proxy statements, and information for income tax reporting purposes.

The Corporation reserves the right to interpret and regulate the Plan as necessary or desirable in connection with the administration of the Plan. In administering the Plan, neither the Corporation nor the Agent will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon such participant's death prior to receipt of notice in writing of such death, nor shall they have any duties, responsibilities or liabilities except as expressly set forth in the Plan.

Participants must recognize that neither the Corporation nor the Agent can provide any assurance that shares of Common Stock purchased under the Plan will, at any particular time, be worth more or less than their purchase price.

(26)   May the Plan be changed or discontinued?

While the Corporation currently expects to continue the Plan indefinitely, it reserves the right to suspend, modify, or terminate the Plan at any time. All participants will receive notice of any such suspension, modification, or termination. All notices from the Agent or the Corporation to a participant will be addressed to the participant's last address of record with the Agent. The mailing of a notice to a participant's last address of record will satisfy the Plan requirement of giving notice to such participant. Therefore, participants must promptly notify the Agent in writing of any change of address.

(27)   To whom do I write for additional information concerning the Plan?

The Plan is administered by the Agent, and all correspondence should be directed to:


American Stock Transfer and Trust Company
Attention: Dividend Reinvestment Department
59 Maiden Lane
New York, New York 10038
1-800-937-5449




INFORMATION REGARDING THE CORPORATION

GENERAL

The Corporation is a bank holding company incorporated under the New York Business Corporation Law on February 5, 1990 and headquartered in Hornell, New York. It is the sole shareholder of Steuben Trust Company (the "Bank"), a New York chartered commercial bank that commenced operations in 1902. The Bank's deposits are insured by the FDIC. The Bank is not a member of the Federal Reserve System.

The Corporation also has a subsidiary trust, Steuben Statutory Trust II (see **Subordinated Debentures** on page 27). The Corporation is exploring opportunities in other financial services.

The Bank is a locally managed and community oriented commercial bank which provides loans, both residential and commercial, and other traditional financial services to customers consisting principally of individuals and small to medium-sized businesses. The Bank attracts deposits from the general public, business and government entities through its offices and uses these funds and other available sources of funds to originate loans. The Bank seeks to provide personal attention and professional financial assistance to customers. The Bank's philosophy includes providing friendly, informed and courteous service, local and timely decision making, flexible and reasonable operating procedures, and consistently applied credit policies.

The Bank's primary market area is Steuben and Allegany counties located in Western New York State. The combined population of both counties was approximately 149,000 based on 2000 census data. The City of Hornell, which is the largest community in this primary market area, has a population of approximately 10,000. The Bank's extended market area includes the counties of Wyoming, Monroe, Livingston, and Cattaraugus in New York, and Potter and Tioga in Pennsylvania.

As of December 31, 2007, the Bank has a total of approximately 127 full-time equivalent employees.

BUSINESS AND COMPETITION

Lending Activities

General

At December 31, 2007, the Bank's net loan portfolio totaled $193.5 million representing approximately 60.0% of its $322.6 million of total assets at that date. The principal categories of loans in the Bank's portfolio are commercial loans, residential mortgage loans, and consumer loans.

Commercial Loans

The Bank originates secured and unsecured loans for commercial, corporate and business purposes. At December 31, 2007, $82.3 million, or 42.1% of the Bank's total loan portfolio consisted of commercial loans. The Bank's commercial loans consist primarily of loans secured by real estate, equipment, machinery and other corporate assets. Commercial loans are also made to provide working capital to businesses in the form of lines of credit which may be secured by real estate, accounts receivable, inventory, equipment, or other assets. The Bank had approximately $1.4 million of vehicle dealership floor plan loans to finance retail inventory outstanding at December 31, 2007, versus $2.8 million at December 31, 2006. The financial condition and cash flow of commercial borrowers are monitored by the submission of quarterly, semi-annual and annual corporate financial statements, personal financial statements, and tax returns. The frequency of required financial information depends on the size and complexity of the credit and the collateral which secures the loan.

The Bank does not have any concentrations of loans exceeding 10% of loans to borrowers engaged in similar activities which would cause them to be similarly affected by economic or other conditions.

Residential Mortgage Loans

The Bank originates adjustable and fixed-rate residential mortgage loans and home equity loans to its retail customers. The Bank has historically been a portfolio lender. In 2003, the Bank began originating and selling loans in the secondary market. During 2007, the Bank originated and sold $0.5 million of residential mortgage loans in the secondary market. At December 31, 2007, $79.0 million, or 40.5% of the Bank's total loan portfolio consisted of one to four family residential mortgage loans and home equity loans. Virtually all of such loans are secured by property located in the Bank's immediate market area.

Pursuant to underwriting guidelines adopted by the Board of Directors, the Bank will lend up to 80% of the appraised value of the property securing a single-family residential mortgage loan. Loans up to 95% of appraised value may be granted to borrowers who obtain private mortgage insurance.

Home equity loans, which are typically fixed rate term loans, are originated by the Bank for up to 80% of appraised value, less the amount of any existing prior liens on the property. The Bank also offers home equity lines of credit (typically variable rate open-end loans) in amounts up to 80% of appraised value, less the amount of any existing prior liens. Home equity loans generally have a maximum term of fifteen years. The Bank secures these loans with first or second mortgages.

The Bank requires an attorney's opinion letter insuring the priority of the mortgage lien as well as fire and extended coverage casualty insurance in order to protect the property securing its residential and other mortgage loans. The properties securing all of the Bank's residential mortgage loans are appraised by appraisers approved by the Board of Directors.

Consumer Loans

The Bank offers a full range of consumer loans in order to meet demand for such financial services from its customers and because such loans typically have shorter terms and higher interest rates than commercial or residential mortgage loans. Consumer loans may be secured or unsecured and include motor vehicle loans, personal loans, home improvement loans, overdraft protection, recreational vehicle and mobile home loans.

The Bank's underwriting guidelines for such loans generally require that a borrower have been in his or her present job for a minimum of two years. A credit report is obtained on each borrower. The borrower's total debt to income ratio should not exceed 38%. Loans secured by motor vehicles may require a 10% down payment. However, the ability of the borrower to repay is the primary consideration. At December 31, 2007, $34.0 million, or 17.4% of the Bank's total loans, consisted of consumer loans.

Composition

The following table sets forth the Bank's loans by major categories as of the dates indicated:

	At December 31,	
	2007	2006
	(Dollars in Thousands)	
Consumer:		
Installment	$ 33,987	34,557
Credit Card	----	----
Total consumer	33,987	34,557
Residential Mortgages		
(includes home equity loans):	79,024	74,719
Commercial:		
Business	80,915	80,715
Floor plans	1,374	2,834
Total commercial	82,289	83,549
Total loans, gross	195,300	192,825
Net unearned loan origination fees and costs	527	504
Total loans	195,827	193,329
Allowance for loan losses	(2,290)	(2,445)
Net Loans	$ 193,537	190,884

Credit Quality

The Bank's written lending policies require underwriting, loan documentation, and credit analysis standards to be met prior to funding any loan. Lending authorities for the Bank's officers are established by the Bank's Board of Directors consistent with the knowledge, training, experience, and lending record of each officer. Loan decisions for credits in excess of $500,000 are acted on by the Bank's Board of Directors, or a Loan Committee comprised largely of Directors. After the loan has been approved and funded, continued periodic review is required. Due to the secured nature of residential mortgage loans and the smaller balances of individual installment loans, sampling techniques are used on a continuing basis for credit reviews in these loans. The Bank has a policy of discontinuing accrual of interest income at the end of the month in which a loan becomes 90 days past due for either principal or interest, except for those residential mortgages where no loss of principal and/or interest is anticipated. If circumstances warrant, accrual of interest may be discontinued prior to 90 days. If a loss of loan principal is anticipated, any payments received on that non-accrual loan is credited to principal until full recovery of past due payments has been recognized. The loan is not restored to accrual status until the customer demonstrates the ability to service the loan over its remaining life in accordance with the underlying note agreement. Loans are charged off in whole or in part upon a determination that a loss will occur. The Bank considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect all amounts of principal and interest under the original terms of the agreement. Accordingly, the Bank measures certain impaired commercial loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Bank collectively evaluates large groups of small balance, homogeneous loans which include commercial loans less than $100,000, all residential mortgages, automobile and other consumer loans. Non-accrual and delinquent loans are reviewed on a monthly basis to determine potential losses from impairment. The following table sets forth information concerning loan delinquency and other non-performing assets.

| | At December 31, | |
	2007	2006
	(Dollars in Thousands)	
Loans accruing, but past due 30 to 89 days	$ 1,372	1,979
Loans accruing, but past due 90 days and over	1	67
Total non-accrual loans	2,397	2,862
Other real estate owned	1,889	43
Total non-performing assets	$ 4,287	2,972
Non-accrual loans as a percentage of total loans, net of unearned loan premiums and fees	1.22%	1.48%
Non-performing assets as a percentage of total assets	1.33%	0.96%

Non-performing assets are comprised of (i) loans accruing, but past due 90 days and over, (ii) non-accrual loans, and (iii) other real estate owned ("OREO").

At December 31, 2007, the Bank had $2,082,000 in loans that were considered impaired under Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (SFAS No. 114) and that had an allocation allowance for probable losses as compared to $2,685,000 at December 31, 2006. SFAS 114 provides more specific guidance about the measurement and disclosure of impairment for certain types of loans. Specifically, SFAS 114 applies to loans that are identified for evaluation on an individual basis. Loans are considered impaired when, based on current information and events, it is probable that the creditor will be unable to collect all interest and principal payments due according to the contractual terms of the loan agreement. The impairment allowance associated with these loans at December 31, 2007 was $311,000, compared to $796,000 at December 31, 2006. There were no loans considered impaired that required no allocated reserve at December 31, 2007 compared to $1,859,000 at December 31, 2006. At December 31, 2007 and December 31, 2006, non-accrual loans were 1.22% and 1.48% respectively, of total loans, while non-performing assets were 1.33% and 0.96%, respectively, of total assets. At both December 31, 2007 and December 31, 2006, there were no loans not classified as impaired or non-performing that were classified as potential problem loans. Potential problem loans are loans which management has serious doubts as to the borrowers' ability to comply with the present repayment terms and loans which management is actively monitoring due to changes in the borrowers' financial condition. Impaired loans, non-performing loans, and potential problem loans have been considered in management's analysis of the adequacy of the allowance for loan losses.

For the year ended December 31, 2007, $6,000 of interest income would have been earned under the original terms on those loans classified as non-accrual of December 31, 2007, had they been current in accordance with their original terms and had been outstanding throughout the period or since origination.

At December 31, 2007, there were no other interest-bearing assets that would be classified as impaired, non-performing, or potential problem loans if such assets were loans. Other interest-bearing assets include investment securities, federal funds sold, and interest-bearing balances with other banks.

Real estate acquired by the bank as a result of foreclosure and/or deed in lieu of foreclosure is classified as OREO until it is sold. Write-downs from cost to estimated fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value, less estimated selling expenses. Adjustments to the carrying value of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur. As of December 31, 2007, the Bank had $1,889,000 in OREO. There was no valuation allowance as of December 31, 2007.

Allowance for Loan Losses

Management makes a continuing determination as to an appropriate provision from earnings to maintain an allowance for loan losses that is adequate for probable losses in the loan portfolio. In making the determination, management utilizes a loan loss reserve analysis format which considers several factors including: loans criticized internally and/or externally by regulators and/or the Bank's independent loan review firm, delinquent loans to include the amount and trends in delinquencies, projected future losses based upon historical data for loans which are currently performing as agreed, growth in the various segments of the Bank's loan portfolio, analytical

22



review of loan charge-off experience, other relevant historical and peer statistical ratios, and management's judgment with respect to local and general economic conditions and their impact on the existing loan portfolio.

The Bank has no credit exposure to foreign countries or foreign borrowers, or to "highly leveraged transactions," as defined by the Federal Reserve Board.

Although the Bank uses its best judgment in underwriting each loan, industry experience indicates that a portion of the Bank's loans nevertheless will become delinquent. Regardless of the underwriting criteria utilized by banks, losses may be experienced as a result of many factors beyond their control including, among other things, changes in market conditions affecting the value of collateral and unrelated problems affecting the repayment capacity of the borrower.

The following table sets forth year-end balances and changes in the allowance for loan losses and certain ratios for the years ended December 31, 2007 and 2006.

	At or For the Year Ended December 31,	
	2007	2006
	(Dollars in Thousands)	
Average loans outstanding	$ 191,276	190,080
Balance at beginning of year	$ 2,445	2,250
Charge-offs:		
Commercial	(316)	(139)
Real estate-mortgage	----	(38)
Consumer	(322)	(287)
Total charge-offs	(638)	(464)
Recoveries:		
Commercial	7	92
Real estate-mortgage	----	8
Consumer	120	129
Total recoveries	127	229
Net charge-offs	(511)	(235)
Provision for loan losses	356	430
Balance at end of year	$ 2,290	2,445
As a percent of average loans:		
Net charge-offs	0.27%	0.12%
Provision for loan losses	0.19%	0.23%
Allowance for loan losses	1.20%	1.29%
Allowance as a percentage of each of the following:		
Total loans, net of unearned loan premiums and fees	1.17%	1.26%
Total non-accrual and delinquent loans 90 days and over and still accruing	95.50%	83.48%
Total non-accrual loans	95.54%	85.43%

The Bank's management is unable to determine in what loan category future charge-offs and recoveries may occur. However, the following schedule sets forth the allocation of the allowance for loan losses among various categories. The allocation is based upon historical experience. The entire allowance for loan losses is available for probable incurred losses which may occur in any loan category.

| | At December 31, | | | |
| | 2007 | | 2006 | |
	Amount	Percent of Loans in Each Category to Loans	Amount	Percent of Loans in Each Category to Loans
		(Dollars in Thousands)		
Allocation of allowance for loan losses:				
Commercial	$ 1,526	43%	1,812	43%
Mortgage	90	40%	76	39%
Consumer	674	17%	557	18%
Total	$ 2,290	100%	2,445	100%

Securities Portfolio

The Bank maintains a securities portfolio for the secondary application of funds as well as a source of liquidity. The Bank classifies its securities as either "available for sale" or "held to maturity," and does not hold any securities considered to be trading. Held to maturity securities are those securities that the Bank has the positive intent and the ability to hold until maturity. All other securities not included in held to maturity are classified as available for sale. As of December 31, 2007, all securities were classified as available for sale.

Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as accumulated other comprehensive income (loss) as a separate component of shareholders' equity. Transfers of securities between categories are recorded at fair value at the date of transfer. The unrealized holding gains or losses included in the separate component of equity for securities transferred from available for sale to held to maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security. A decline in the fair value of any available for sale or held to maturity security below cost, that is deemed other than temporary, is charged to earnings resulting in the establishment of a new cost basis for the security.

The following table sets forth the amortized cost and fair value of securities as of December 31, 2007 and 2006.

| | At December 31, | | | |
| | 2007 | | 2006 | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in Thousands)			
Debt Securities:				
U.S. Agency Securities	$ 23,647	23,881	30,776	30,291
Mortgage-Backed Securities	42,171	42,264	31,187	30,624
Corporate Bonds	1,002	1,004	1,003	994
State & Municipal	30,269	30,402	24,623	24,577
Total Securities	$ 97,089	97,551	87,589	86,486

As of December 31, 2007, 24.5% of the Bank's securities portfolio was held in U.S. Agency Securities and 43.3% was held in mortgage-backed securities (MBS). All securities held in the mortgage-backed securities portfolio are issued by or collateralized by U.S. Government Sponsored Agencies. The total fair value of securities increased from $86.5 million at December 31, 2006, to $97.6 million at December 31, 2007, due to growth in borrowings. At December 31, 2007, securities having a fair value of $75.1 million were pledged as collateral for public funds and other purposes as required or permitted by law. According to the following table, 33.9% of the debt securities in the portfolio have contractual maturities within five years. Debt securities are shown at their stated maturity dates for the purposes of this table.

| | At December 31, 2007 | | | | |
	Within 1 Year	After 1 Year But Within 5 Years	After 5 Years But Within 10 Years	After 10 Years	Total
	(Dollars in Thousands)				
Amortized Cost:					
U.S. Agency Securities	$ 7,495	11,166	4,986	----	23,647
Mortgage-Backed Securities	152	4,470	7,693	29,856	42,171
Corporate Bonds	----	----	1,002	----	1,002
State & Municipal	4,356	5,225	11,689	8,999	30,269
Total debt securities at amortized cost	$ 12,003	20,861	25,370	38,855	97,089
Fair Value:					
U.S. Agency Securities	$ 7,479	11,290	5,112	----	23,881
Mortgage-Backed Securities	152	4,437	7,693	29,982	42,264
Corporate Bonds	----	----	1,004	----	1,004
State & Municipal	4,373	5,312	11,744	8,973	30,402
Total debt securities at fair value	$ 12,004	21,039	25,553	38,955	97,551
Weighted average interest rate of debt securities	3.91%	4.28%	4.24%	4.74%	4.41%

Deposits

The following table sets forth the breakdown of deposits as of December 31, 2007 and 2006. The Bank's total deposits decreased to $269.5 million at December 31, 2007 from $270.9 million at December 31, 2006. The change was spread throughout the categories listed below.

	At December 31,	
	2007	**2006**
	(Dollars in Thousands)	
Demand	$ 53,229	55,753
NOW	39,918	39,651
Savings	45,049	45,247
Money Market	24,351	20,111
Time deposits	106,967	110,171
Total deposits	$ 269,514	270,933

Included in time deposits are certificates of deposit of $100,000 or more. Included in time deposits of $100,000 and over were $2,013,000 in brokered deposits at December 31, 2007 compared to $1,040,000 at December 31, 2006. The following table breaks out these higher balance accounts and also the maturities of the categories. Of the Bank's certificates of deposit of $100,000 or more at December 31, 2007, $15.5 million are from local public entities (such as counties, schools, villages). These deposits are considered a stable source of funding for the Bank.

	Certificates $100,000 or more at December 31,		**Certificates less than $100,000 at December 31,**	
	2007	**2006**	**2007**	**2006**
	(Dollars in Thousands)			
Maturing or Repricing in:				
3 months or less	$ 19,920	15,184	20,192	11,763
3 - 12 months	8,305	12,240	38,685	56,609
Over 12 months	3,107	1,484	16,758	12,891
Total	$ 31,332	28,908	75,635	81,263

Borrowings

The Bank has the ability to borrow money from the Federal Home Loan Bank of New York (FHLB). This source of funds is used as a liquidity tool for the Bank. At December 31, 2007, the Bank had $23 million in borrowings from the FHLB, compared to $12 million at December 31, 2006. The following is a tabulation of outstanding advances from the FHLB as of December 31, 2007 (in thousands):

Maturity Date	Amount	Weighted Average Interest Rate
January 2008	6,000	4.44%
April 2008	3,000	4.26%
May 2008	2,000	4.90%
August 2008	1,000	4.09%
November 2008	1,000	4.77%
January 2009	2,000	4.12%
July 2009	1,000	5.57%
February 2010	1,500	3.98%
July 2010	1,000	5.59%
July 2011	1,000	5.61%
September 2012	2,000	4.45%
February 2015	1,500	3.80%
Total	$ 23,000	4.51%

Subordinated Debentures

On July 16, 2001, Steuben Capital Trust I, a trust formed by the Company, completed a pooled private offering of $5,000,000 trust preferred securities. On July 25, 2006, $3,000,000 of these securities were redeemed by Steuben Capital Trust I. The Company incurred a redemption penalty in the amount of $231,000. On July 25, 2007, the remaining $2,000,000 of these securities were redeemed. The Company incurred a redemption penalty in the amount of $123,000. Steuben Capital Trust I was dissolved on September 11, 2007.

On July 16, 2007, Steuben Statutory Trust II, a trust formed by the Company, completed a pooled private offering of $2,000,000 of trust preferred securities. The Company issued $2,062,000 of subordinated debentures to the trust in exchange for ownership of all common security of the trust and the proceeds of the preferred securities sold by the trust. In accordance with FASB Interpretation 46R, the trust is not consolidated with the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $62,000 and included in Other Assets.

The Company may redeem the subordinated debentures in whole or in part, in a principal amount with integral multiples of $1, on or after September 15, 2012 at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures are also redeemable in whole or in part from time to time, upon occurrence of specific events defined within the trust indenture. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.



The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures have a fixed interest rate of 6.56% until September 15, 2012. If not redeemed at that time, the subordinated debentures have a variable rate of interest equal to the three month London Interbank Offered Rate (LIBOR) plus 1.55%

Interest Rate Risk Management

Asset/liability management involves managing the extent to which interest-sensitive assets and interest-sensitive liabilities are matched. The Bank typically defines interest-sensitive assets and liabilities as those that reprice within one year or less. Maintaining an appropriate match is a method of avoiding wide fluctuations in net interest margin during periods of changing interest rates.

The difference between interest-sensitive assets and interest-sensitive liabilities is known as the "interest sensitivity gap" ("GAP"). A positive GAP occurs when interest-sensitive assets exceed interest-sensitive liabilities repricing in the same time periods, and a negative GAP occurs when interest-sensitive liabilities exceed interest-sensitive assets repricing in the same time period. A negative GAP ratio suggests that a financial institution may be better positioned to take advantage of declining interest rates rather than increasing interest rates, and a positive GAP ratio suggests the converse.

The Bank attempts to manage its assets and liabilities in a manner that stabilizes net interest income and net economic value over a broad range of interest rate environments. Adjustments to the mix of assets and liabilities are made periodically in an effort to give the Bank dependable and ·steady growth in net interest income regardless of the behavior of general interest rates in the economy. The following table presents a summary of the Bank's interest rate sensitivity at December 31, 2007.

	Interest Rate Sensitivity at December 31, 2007			
	One year or less	Over 1 year through 5 years	Over 5 years	Total
		(Dollars in Thousands)		
Interest-earning assets: (1)				
Loans (2)	$ 86,685	79,571	26,647	192,903
Securities	24,347	40,723	32,481	97,551
Interest-bearing deposits and federal funds sold	1,149	----	----	1,149
Total	$ 112,181	120,294	59,128	291,603
Interest-bearing liabilities:				
Interest-bearing deposits (3)	$ 196,420	19,865	----	216,285
Borrowings	13,000	8,500	1,500	23,000
Trust Preferred Securities	----	----	2,062	2,062
Total	$ 209,420	28,365	3,562	241,347
Interest rate sensitivity gap:				
Interval	$ (97,239)	91,929	55,566	50,256
Cumulative	$ (97,239)	(5,310)	50,256	N/A
Ratio of cumulative gap to total rate sensitive assets	(33.35)%	(1.82)%	17.23%	N/A

(1)   Adjustable and floating-rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate assets are included in the periods in which they are anticipated to be paid based on amortization schedules and prepayment histories.



(2)   Balances have been reduced for non-accruing loans, which amounted to $2,397,000, at December 31, 2007.

(3)   The Company's negotiable order of withdrawal ("NOW") accounts, passbook savings accounts and money market deposit accounts are generally subject to immediate withdrawal and are included in the "one year or less" category.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rate on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Average Balances and Yields

The following table presents the total dollar amount of interest income from average interest-earning assets and the resulting rates, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Net interest margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. All average balances are daily average balances. Nonaccrual loans are included in average loan balances. The average balance of investment securities is presented at amortized cost.

	2007			2006		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
			(In Thousands)			
Interest-Earning Assets:						
Loans	$ 191,276	14,219	7.43%	190,080	14,090	7.41%
Investment Securities	98,229	4,337	4.42%	88,090	3,688	4.19%
Other	5,157	269	5.52%	5,527	272	4.92%
Total Interest-Earning Assets	$ 294,662	18,825	6.39%	283,697	18,050	6.36%
Nonearning Assets	26,216			25,704		
Total Assets	$ 320,878			309,401		
Interest-Bearing Liabilities:						
Interest-Bearing Demand Deposits	$ 41,581	128	0.31%	41,445	108	0.26%
Savings Deposits	71,241	575	0.81%	72,182	584	0.81%
Time Deposits	110,558	4,974	4.50%	103,230	4,047	3.92%
Borrowings	14,899	678	4.55%	12,411	508	4.09%
Trust Preferred Securities	2,106	182	8.64%	3,742	391	10.45%
Total Interest-Bearing Liabilities	$ 240,385	6,537	2.72%	233,010	5,638	2.42%
Non-Interest Bearing Demand Deposits	54,376			52,674		
Other Non-Interest Bearing Liabilities	2,633			2,368		
Shareholders' Equity	23,484			21,349		
Total Liabilities and Shareholders' Equity	$ 320,878			309,401		
Net Interest Income		12,288	3.67%		12,412	3.94%
Net Yield on Interest Earning Assets			4.17%			4.38%
Average Interest-Earning Assets to Average Interest-Bearing Liabilities	122.58%			121.75%		

Rate/Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Bank's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (change in volume multiplied by prior year rate), (2) changes in rate (change in rate multiplied by prior year volume) and (3) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

		Years Ended December 31				
		2007 vs. 2006			2006 vs. 2005	
		Increase (Decrease) Due To		Total Increase	Increase (Decrease) Due To		Total Increase
		Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
				(Dollars in Thousands)			
Interest-Earning Assets:							
Fed Funds and Interest Bearing Deposits	$	(19)	16	(3)	(35)	119	84
U.S. Agencies/MBS		145	211	356	(150)	219	69
State & Municipal		260	14	274	47	59	106
Other Stocks and Bonds		7	12	19	(12)	13	1
Total Investments	$	393	253	646	(150)	410	260
Commercial Loans	$	(207)	(63)	(270)	622	957	1,579
Mortgage Loans		336	80	416	252	(9)	243
Consumer Loans		(104)	87	(17)	32	103	135
Total Loans		25	104	129	906	1,051	1,957
Total Interest-Earning Assets	$	418	357	775	756	1,461	2,217
Interest-Bearing Liabilities:							
Savings Accounts	$	(9)	(59)	(68)	(42)	(10)	(52)
NOW Accounts		----	20	20	(5)	4	(1)
Money Market		12	47	59	(40)	84	44
Time Deposits		301	626	927	527	1,392	1,919
Total Deposits	$	304	634	938	440	1,470	1,910
FHLB Advances		109	61	170	7	69	76
Subordinated Debentures		(150)	(59)	(209)	(137)	0	(137)
Total Borrowings		(41)	2	(39)	(130)	69	(61)
Total Interest-Bearing Liabilities	$	263	636	899	310	1,539	1,849
Increase (Decrease) in Net Interest Income	$	155	(279)	(124)	446	(78)	368

REGULATION AND SUPERVISION

The references under this heading to various aspects of supervision and regulation are brief summaries which do not purport to be complete. However, to the knowledge of the Corporation's management the summaries provide all material disclosure with respect to such supervision and regulations.

The Bank is chartered under the Banking Law of New York State and, as such, is examined and supervised by the New York Banking Board and Superintendent of Banks. The Bank's deposits are insured by the Federal Deposit Insurance Corporation to the extent provided in the Federal Deposit Insurance Act. The Bank has elected not to be a state member bank of the Federal Reserve System. Therefore, as a "state non-member bank," the FDIC is the federal agency responsible for regulation of the Bank, and the Bank is subject to examination and supervision by the FDIC.

As a New York State chartered "non-member bank," the Bank is subject to numerous New York State and federal laws regulating, among other things, the Bank's conduct of its banking business (including loans, deposits and trust business); the capitalization and liquidity of the Bank, the opening and closing of branch offices, the issuance of Bank securities, and the Bank's engagement in activities closely related to banking.

The Corporation is a bank holding company within the meaning of the federal Bank Holding Company Act, and thus it is subject to the provisions of that Act. This requires the Corporation to be registered as a bank holding company with the Federal Reserve Board, which in turn requires it to file periodic and annual reports and other information concerning its own business operations and those of its subsidiaries with the Federal Reserve Board. Generally, the Corporation is subject to the Federal Reserve Board's ongoing supervision and examination.

In addition, under the Bank Holding Company Act, a bank holding company must obtain Federal Reserve Board approval before it acquires, directly or indirectly, ownership or control of any voting shares of a second or subsequent bank if, after such acquisition, it would own or control more than 5% of such shares, unless it already owns or controls a majority of such shares. Federal Reserve Board approval must also be obtained before a bank holding company acquires all or substantially all of the assets of another bank or merges or consolidates with another bank holding company. Furthermore, any acquisition by a bank holding company of more than 5% of the voting shares, or of all or substantially all of the assets, of a bank located in another state may not be approved by the Federal Reserve Board unless the laws of that second state specifically authorize such an acquisition.

The Bank Holding Company Act also prohibits a bank holding company, with certain limited exceptions, from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank, or from engaging in any activities other than those of banking or of managing or controlling banks or furnishing services to or performing services for its subsidiaries. The principal exception to these prohibitions involves certain specified activities which may be engaged in by the Corporation and its subsidiaries, including those activities which the Federal Reserve Board may find, by order or regulation, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

A bank holding company may not, without providing 45-days prior notice to the Federal Reserve Board, purchase or redeem its own stock if the gross consideration to be paid therefor, when added to the net consideration paid by the Corporation for all purchases or redemptions by the Corporation of its equity securities within the preceding twelve months, will equal 10% or more of the Corporation's consolidated net worth.

The Federal Reserve Board possesses cease and desist powers over bank holding companies and their non-bank subsidiaries if their actions represent an unsafe or unsound practice or a violation of law.

In addition, the Corporation is required under the New York State Banking Law to obtain the prior approval of the New York State Banking Board by a three-fifths vote of all the members thereof before the Corporation obtains, directly or indirectly, ownership or control of (including the power to vote) more than 10% of the voting stock of a second banking institution located in New York State.

In 1999, Congress passed the Gramm-Leach-Bliley Act. This law enables affiliations among banks, securities firms and insurance companies that would allow bank holding companies to offer their customers a broad range of non-banking services that are, however, financial in nature, such securities underwriting, insurance, and merchant and investment banking. In order to engage in these activities, a bank holding company must qualify with the Federal Reserve Board as a "financial holding company". The Corporation has qualified with the Federal Reserve as a financial holding company.

PROPERTIES

As of December 31, 2007, the Bank has a branch office network of twelve offices. Of this total, the Bank owns nine of such properties, including that in which its main office is located in Hornell, New York. The remaining branch locations are leased.

USE OF PROCEEDS

The net proceeds from the sale of any shares of Common Stock by the Corporation to the Plan will be used for the Corporation's general corporate purposes, including investments in, extensions of credit or advances to, the Bank.

DESCRIPTION OF CAPITAL STOCK

The Corporation is authorized to issue up to 500,000 shares of Series A Preferred Stock, par value $10.00 per share, and up to 5,000,000 shares of Common Stock, par value $1.00 per share.

As of December 31, 2007, 1,661,861 shares of Common Stock were issued, and the Corporation had 433 shareholders of record. As of December 31, 2007, the Corporation held 18,561 shares of its Common Stock in treasury.



Common Stock

As of December 31, 2007, 1,661,861 shares of the Corporation's Common Stock were issued, and 3,338,139 shares of Common Stock currently remain available for issuance at the discretion of the Board of Directors. These shares may be issued for such purposes as financings, acquisitions, stock dividends, stock splits, employee incentive plans, dividend reinvestment plans and other similar purposes. However, these additional shares may also be used by the Board of Directors (if consistent with its fiduciary responsibilities) to deter future attempts to gain control over the Corporation.

Voting Rights. Each share of Common Stock is entitled to one vote on each matter submitted to a vote of the Corporation's Common shareholders. Such shareholders do not have cumulative voting rights with respect to any matters to be voted upon, including the election of Directors.

Dividends. Under the New York Business Corporation Law, dividends are payable out of surplus only, and may be declared and paid by the Corporation except when the Corporation currently is insolvent or would thereby be made insolvent. In addition, under the New York Banking Law, the Bank may only pay dividends to the Corporation up to an amount equal to its net profits for that year combined with its retained net profits of the preceding two years. At December 31, 2007, the Bank's dividend paying ability was $1,155,000.

The Corporation paid cash dividends of $0.69 per share during the year ended December 31, 2007 versus $0.65 per share during the year ended December 31, 2006. In the past, dividends have been paid on the Corporation's Common Stock on a quarterly basis, and the usual quarterly dividend payment dates have been in February, May, August and November each year.

The Corporation paid a cash dividend of $0.185 per share on February 1, 2008.

Liquidation Rights. In the event of liquidation, holders of the Corporation's Common Stock will be entitled to receive, pro rata, any corporate assets remaining for distribution after all other corporate debts and obligations are satisfied.

Preemptive Rights. Holders of the Corporation's Common Stock do not have any preemptive rights with respect to any additional issuances by the Corporation of its capital stock or other securities.

Provisions for Corporate Defense. The Corporation's Certificate of Incorporation contains several provisions designed to assure continuity of management and to discourage sudden changes in control of the Board of Directors. For example, it states that either (1) amendment of the provisions in the Bylaws regulating the number and qualifications of Directors and any restrictions on Directors, or (2) removal of a Director without cause, requires the affirmative vote of 75% of the entire Board of Directors or 75% of the Common Shares entitled to vote.

Further, under the New York Business Corporation Law, and in the absence of any additional requirements imposed by a corporation's certificate of incorporation, mergers, consolidations and most other business combinations must be approved by two-thirds of the outstanding voting common shares. Thus, a bidder could acquire two-thirds of the outstanding common stock through any combination of private purchase, open market purchase or tender offer, and then complete the acquisition by a business combination such as a merger, sale of assets or other transaction and force out the remaining shareholders. However, the Corporation's Certificate



of Incorporation requires the affirmative vote of either (a) 80% of the entire Board of Directors and 66 2/3% of the outstanding Common Shares entitled to vote, or (b) 75% of the outstanding Common Shares entitled to vote in favor of either (i) any merger or consolidation of the Corporation or any subsidiary under the terms of which the Common Shareholders of the Corporation shall, after the transaction, own less than 75% of the resulting entity, or (ii) the sale of all or substantially all of the assets of the Corporation or any subsidiary.

In addition, the Corporation's Certificate of Incorporation requires any "Business Combination," as defined in the Certificate, with a "Major Stockholder," also therein defined, to be approved either (1) by the Board of Directors prior to the Major Stockholder involved in the Business Combination becoming a Major Stockholder, or (2) by unanimous approval of the Board of Directors prior to the Major Stockholder becoming such, as well as approval by a majority of the "Continuing Directors," as defined in the Certificate of Incorporation, of the Business Combination, or (3) by 75% of the total number of Continuing Directors, as defined, or (4) by 75% of the outstanding Common Stock of the Corporation as well as 75% of the outstanding Common Stock owned by persons other than any Major Stockholder.

Notwithstanding the requirements described in the preceding paragraph, the Corporation's Certificate of Incorporation provides that no Business Combination with a Major Stockholder may be approved unless the fair market value of the consideration received by the Corporation's Common Shareholders is not less than the highest per share price paid by the Major Stockholder for the Corporation's stock during the two years preceding the announcement of the proposed Business Combination.

For the purpose of the regulation of Business Combinations in the Corporation's Certificate of Incorporation, the term "Business Combination" is defined to include any merger or consolidation with, or sale of assets to, directly or indirectly, a Major Stockholder or an affiliate or associate of a Major Stockholder; the term "Major Stockholder" is defined to include any person which, together with its affiliates and associates, is the beneficial owner of 10% or more of the outstanding shares of voting stock of the Corporation; and the term "Continuing Directors" is defined to include members of the Board of Directors prior to the time that a Major Stockholder becomes a Major Stockholder.

The Certificate of Incorporation authorizes the Directors of the Corporation, in taking any action (including actions on Business Combinations) to consider, without limitation, both the long term and the short term interests of the Corporation and its shareholders, employees, customers, creditors and the communities in which it operates.

While the Corporation believes that the provisions described above will best serve the interests of its shareholders, the provisions could also discourage takeover attempts, which some shareholders might deem to be in their interest, and may tend to perpetuate existing management.

Other Matters. American Stock Transfer and Trust Company, New York, New York, is the Corporation's transfer agent. The shares of the Corporation's Common Stock do not have any redemption or conversion provisions applicable thereto and under New York Business Corporation Law Section 630, during any time in which the shares of the Corporation's Common Stock are not listed on a national securities exchange or regularly quoted in an over-the-counter market by one or more members of a national or an affiliated securities association, the ten largest common shareholders of the Corporation will jointly and severally be personally liable for all debts, wages and salaries due and owing to any of the Corporation's laborers, servants or employees (other than contractors) for services performed by them for the Corporation. Except as indicated above, no



holders of the Corporation's Common Stock will be personally liable for the debts of the Corporation solely by virtue of their ownership or control of shares of Common Stock.

DIRECTORS AND EXECUTIVE OFFICERS

The Directors and executive officers of the Corporation and key officers of the Bank as of March 1, 2008, are as follows:

Name	Age	Current Position (s) with Corporation (or Bank)	Director Since	Principal Occupation During Past Five Years and/or Position(s) Held with the Corporation (or Bank)
Robert U. Blades, Jr.	60	Director	1985	Presently is, and has been for the past 5 years, President of A.L. Blades and Sons, Inc. (bridge and road contractor)
Brenda L. Copeland	56	President, Chief Executive Officer and Director Corporation	2003	1990 - 1999 President of Bank of Castile 1999 - 2003 President & CEO of Bank of Castile 2003 - Present President & CEO of Steuben Trust
Charles M. Edmondson	66	Director	2005	2000 – Present President, Alfred University
Jack R. Emrick	53	Senior Vice President and Retail Bank Manager	N/A	1992 – Present Senior Vice President and Retail Bank Manager
Stoner E. Horey	62	Director	1992	2000 - 2003 Assistant Commissioner of Empire State Development 2003 - Present Director of Geriatrics and Extended Care at Bath VA Medical Center
Sue A. Lacy	52	Senior Vice President and Human Resources Manager	N/A	1988 – Present Human Resources Manager
James P. Nicoloff	53	Executive Vice President and Chief Financial Officer	N/A	1992 – Present Executive Vice President and Chief Financial Officer
Charles D. Oliver	65	Director	1992	Presently is, and has been for the past 5 years, Partner and General Manager, Charles F. Oliver & Son (farm machinery dealer)
Amber R. Phelps	41	Senior Vice President and Manager of Information Technology Department	N/A	1995 - 2004 Assistant Vice President & Information Systems Officer 2004 – 2006 Vice President & Information Systems Officer 2006 – Present Senior Vice President & Manager of Information Technology Department
Kenneth D. Philbrick	70	Director	1975	1977 – 2003 President and Chief Executive Officer – Steuben Trust Corporation 2004 – Present, Retired
Theresa B. Sedlock	59	Executive Vice President and Lending Division Manager	N/A	1995 – 2004 Regulatory Compliance and CRA Officer – Bank of Castile 2004 – 2007 Collateral Control Manager – Five Star Bank 2007 – Present Executive Vice President and Lending Division Manager

Name	Age	Current Position (s) with Corporation (or Bank)	Director Since	Principal Occupation During Past Five Years and/or Position(s) Held with the Corporation (or Bank)
David A. Shults	64	Chairman of the Board and Director	1971	Presently is, and has been for the past 5 years, Partner, Shults & Shults, Attorneys; General Counsel to Bank
Eric Shults	66	Director	1974	Presently is, and has been for the past 5 years, Partner, Shults & Shults, Attorneys; General Counsel to Bank
Sherry C. Walton	55	Director	1999	1999 – 2002 Adjunct Professor, Alfred University
Natalie M. Willoughby	53	Senior Vice President and Manager of Trust & Financial Services Department	N/A	2002 – 2005 Vice President & Relationship Manager – The Private Bank of Bank of America, Rochester, NY 08/2005 – 06/2006 Vice President and Manager of Trust & Financial Services Department 6/2006 – Present Senior Vice President and Manager of Trust & Financial Services Department

Each of the officers of the Corporation and of the Bank serves at the discretion of its respective Board of Directors. All Directors hold office for a one-year term until the next annual meeting of shareholders and until their successors are elected and have been qualified.

COMPENSATION OF DIRECTORS AND OFFICERS

Compensation of Directors

All Directors of the Corporation are also directors of the Bank. During 2007, the Bank held 12 Board meetings and 42 Committee meetings. Directors receive $525.00 for each Board meeting attended and $225.00 for each Committee meeting attended ($275.00 for Audit Committee). They also receive a $3,500.00 retainer fee ($4,500.00 for the board chairman and $4,000.00 for other committee chairs) if they attend at least 60% of the Board meetings.

Executive Compensation

The following table sets forth the aggregate annual remuneration that was paid for the year ending December 31, 2007 for each of the five highest paid persons who were then officers of the Corporation or the Bank:

Name of Individual	Capacities in Which Remuneration Received	Aggregate Remuneration
Brenda L. Copeland	President, Chief Executive Officer and Director	$396,000
James P. Nicoloff	Executive Vice President, Treasurer and Chief Financial Officer	$143,000
Hans R. Kunze	Senior Vice President and Commercial Loan Officer and Farm Department Manager of Steuben Trust Company	$128,000
L. Victor Myers	Senior Vice President and Commercial and Agricultural Loan Officer of Steuben Trust Company	$125,000
Jack R. Emrick	Senior Vice President and Branch Administrator of Steuben Trust Company	$105,000

Under the Executive Deferred Compensation Agreement (Deferral Agreement) with the Corporation, both Brenda L. Copeland and Kenneth D. Philbrick (former CEO of Steuben Trust) have deferred a portion of their annual compensation. Such deferral amounts were placed in an interest-bearing account and will be repaid to Ms. Copeland and Mr. Philbrick in accordance with the terms of their Deferral Agreement.

Under a Change in Control Agreement with the Corporation, Brenda L. Copeland will receive three years annual compensation if, within the five-year period commencing April 17, 2003, there is a change in control of the Corporation resulting in Ms. Copeland's not continuing employment with the Corporation.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

The following table sets forth information concerning the number of shares of Common Stock beneficially owned, directly or indirectly, as of December 31, 2007, by (i) each of the five highest paid persons who were then officers and/or Directors of the Corporation, (ii) all executive officers and Directors of the Corporation as a group, and (iii) each shareholder that owns more than 10% of the Corporation's Common Stock.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned (1)	Percent of Class
Brenda L. Copeland One Steuben Square Hornell, New York 14843	4,053.615	*
L. Victor Myers One Steuben Square Hornell, New York 14843	369.957	*
James P. Nicoloff (2) One Steuben Square Hornell, New York 14843	1,750.000	*
Hans R. Kunze One Steuben Square Hornell, New York 14843	1,845.000	*
Jack R. Emrick (3) One Steuben Square Hornell, New York 14843	1,235.803	*
David A. Shults (4) 9 Seneca Street Hornell, New York 14843	256,486.378	15.6
All Directors and Executive Officers as a Group (13 persons, including those named above)	396,057.289	24.1

---

* Indicates less than 1% of the Corporation's issued and outstanding shares of Common Stock.

(1)   The securities "beneficially owned" by an individual have been determined in accordance with the definitions of "beneficial ownership," "affiliate" and "associate" as set forth in SEC Rules 13d-3 and 12b-2 under the Exchange Act and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities as to which the individual has or shares voting or investment power or has the right to acquire beneficial ownership within sixty days after December 31, 2007. Beneficial ownership may be disclaimed as to certain of the securities.

(2)   Includes 640 shares held jointly by Mr. Nicoloff and Michele A. Nicoloff, 200 shares held by Mr. Nicoloff as custodian for Patrick J. Nicoloff, 50 shares held by Mr. Nicoloff as custodian for Michael W. Nicoloff, and 860 shares held in an IRA for Mr. Nicoloff.

(3)   Includes 400 shares held jointly by Mr. Emrick and his spouse, and 835.803 held jointly by Mr. Emrick and his brother.

(4)   Includes (i) 78,538.332 shares owned by Mr. D. Shults directly, (ii) 20,706.701 shares owned by Mr. D. Shults' spouse, (iii) 148,779.728 shares owned by members of Mr. D. Shults' family over which he has voting control as a fiduciary or the holder of a power-of-attorney, and (iv) 8,461.617 shares owned by David A. Shults Trust, Barbara S. Finch, Trustee.

CERTAIN TRANSACTIONS

No consideration, monetary or otherwise (including any formal or informal agreement relating to the payment of compensation in any form) has been given or offered to any shareholder, officer or Director of the Corporation or the Bank, or to any member of the immediate family of any of such persons, in connection with the shares offered hereby.

The Corporation's officers and Directors and members of their immediate families and businesses in which these individuals may hold controlling interests are customers of the Bank and it is anticipated that such parties will continue to be Bank customers in the future. Credit transactions with these parties are subject to review by the Bank's Board of Directors and/or a Committee thereof. All outstanding loans and extensions of credit by the Bank to these parties were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than the normal risk of noncollectibility or present other unfavorable features.

LITIGATION

The Corporation is not aware of any pending or threatened litigation, investigation, or regulatory action that would have a material adverse effect upon it or the Bank.

AVAILABLE INFORMATION

The Corporation's principal executive offices are located at One Steuben Square, Hornell, New York, telephone (607) 324-5010.

The Corporation has filed with the Securities and Exchange Commission ("SEC") a Form 1-A Regulation A Offering Statement under the Securities Act of 1933, as amended (the "Securities Act") relating to the shares of Common Stock offered hereby ("Offering Statement"). This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto, certain portions of which have been omitted pursuant to the rules and regulations of the SEC.

The Offering Statement may be inspected and copied at prescribed rates at the public reference room maintained by the SEC at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. Copies of this material may also be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, NW, Washington, D.C. 20549.

NOTICE TO RESIDENTS OF PENNSYLVANIA

STEUBEN TRUST CORPORATION ("CORPORATION") COMMON SHAREHOLDERS WHO ARE RESIDENTS OF PENNSYLVANIA ARE WELCOME TO ENROLL AND PARTICIPATE IN THE CORPORATION'S DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN ("PLAN"). THE CORPORATION IS CLAIMING AN EXEMPTION FROM REGISTRATION IN PENNSYLVANIA UNDER SECTION 203(n) OF THE PENNSYLVANIA SECURITIES ACT OF 1972. HOWEVER, TO COMPLY WITH THE REGULATIONS OF THE PENNSYLVANIA SECURITIES COMMISSION, PENNSYLVANIA RESIDENTS WHO PARTICIPATE IN THE PLAN ARE NOT PERMITTED TO MAKE VOLUNTARY ADDITIONAL CASH PURCHASES OF THE CORPORATION'S COMMON SHARES UNDER THE PLAN.

EXPERTS

The consolidated financial statements of Steuben Trust Corporation and subsidiaries as of December 31, 2007 and 2006 and for the years then ended have been included herein and incorporated by reference in the Form 1-A Offering Statement in reliance upon the report of Crowe Chizek and Company LLC, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The validity of the shares of Common Stock being offered hereby will be passed upon for the Corporation by Underberg & Kessler LLP, Rochester, New York.



INDEPENDENT AUDITORS' REPORT

54

 Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Steuben Trust Corporation
Hornell, New York

We have audited the accompanying consolidated statements of condition of Steuben Trust Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Steuben Trust Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its accounting for defined benefit pension plans to comply with newly issued accounting standards.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Cleveland, Ohio
January 28, 2008

Consolidated Statements of Financial Condition
December 31, 2007 and 2006

(In thousands, except share amounts)

ASSETS	2007	2006
Cash and due from banks	$ 9,803	12,160
Securities available for sale	97,551	86,486
Loans, net of allowance of $2,290 in 2007 and $2,445 in 2006	193,537	190,884
Premises and equipment, net	7,455	8,005
Accrued interest receivable	1,704	1,659
Intangible assets, net	24	36
Bank owned life insurance	6,787	6,564
Other assets	5,704	4,514
TOTAL ASSETS	**$ 322,565**	**310,308**

LIABILITIES

		2007	2006
Deposits			
	Non-interest bearing	$ 53,229	55,753
	Interest bearing	216,285	215,180
		269,514	270,933
Subordinated debentures		2,062	2,038
Advances from Federal Home Loan Bank		23,000	12,000
Accrued interest payable		891	817
Other liabilities		1,985	2,008
		297,452	287,796

SHAREHOLDERS' EQUITY

	2007	2006
Common stock - $1 par value; 5,000,000 shares authorized, 1,661,861 shares issued in 2007, 1,659,655 shares issued in 2006	1,662	1,660
Additional paid-in capital	2,125	2,070
Undivided profits	21,785	19,651
Accumulated other comprehensive income (loss)	(52)	(673)
Treasury stock, at cost, 18,561 shares in 2007, 9,979 shares in 2006	(407)	(196)
	25,113	22,512
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 322,565**	**310,308**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
December 31, 2007 and 2006

(In thousands, except share amounts)

	2007	2006
INTEREST INCOME		
Loans	$ 14,219	14,090
Securities available for sale	4,337	3,688
Federal funds sold and other	269	272
Total interest income	18,825	18,050
INTEREST EXPENSE		
Savings and time deposits	5,677	4,739
Federal Home Loan Bank advances	678	508
Subordinated debentures	182	391
Total interest expense	6,537	5,638
Net interest income	12,288	12,412
Provision for loan losses	356	430
Net interest income after provision for loan losses	11,932	11,982
OTHER INCOME		
Service charges	2,619	2,717
Trust income	935	833
Gain on sale of loans and investments	69	211
Loss on sale of other real estate owned	-	(18)
Other	649	525
Total other income	4,272	4,268
OPERATING EXPENSES		
Salaries and employee benefits	6,694	6,434
Occupancy	769	793
Depreciation and amortization	702	1,420
Marketing and public relations	148	143
Office supplies, printing, postage and courier	443	472
Professional fees	170	168
Furniture and equipment maintenance	635	630
Loss on retirement of subordinated debentures	123	231
Other operating	2,048	2,066
Total operating expenses	11,732	12,357
Income before income taxes	4,472	3,893
INCOME TAXES	1,203	1,056
NET INCOME	$ 3,269	2,837
NET INCOME PER COMMON SHARE	$ 1.99	1.72

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income
Years Ended December 31, 2007 and 2006
(In thousands, except share data and per share amounts)

	Common Stock	Additional Paid-in Capital	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
BALANCE, DECEMBER 31, 2005	$ 1,657	1,993	17,888	(818)	(115)	20,605
Comprehensive income:						
Net income	-	-	2,837	-	-	2,837
Change in unrealized gain on securities available for sale, net of tax	-	-	-	145	-	145
Total comprehensive income						2,982
Cash dividends paid:						
$0.65 per Common share	-	-	(1,074)	-	-	(1,074)
Treasury shares purchased:						
11,000 Common shares	-	-	-	-	(216)	(216)
Stock sold:						
9,867 Common shares	3	77			135	215
BALANCE, DECEMBER 31, 2006	$ 1,660	2,070	19,651	(673)	(196)	22,512
Comprehensive income:						
Net income	-	-	3,269	-	-	3,269
Change in unrealized gain on securities available for sale, net of tax	-	-	-	955	-	955
Total comprehensive income						4,224
Adjustment to initially adopt SFAS 158, net of tax	-	-	-	(334)	-	(334)
Cash dividends paid:						
$.69 per Common share	-	-	(1,135)	-	-	(1,135)
Treasury shares purchased:						
8,582 Common shares	-	-	-	-	(211)	(211)
Stock sold:						
2,206 Common shares	2	55	-	-	-	57
BALANCE, DECEMBER 31, 2007	$ 1,662	2,125	21,785	(52)	(407)	25,113

Changes in unrealized gains on securities (net of taxes)	2007	2006
Holding gains arising during period	$ 967	148
Less: reclassification adjustment for realized gains included in net income	(12)	(3)
Increase in unrealized gains on securities available for sale, net of tax of		
$592,000 and $92,000 at December 31, 2007 and 2006 respectively	$ 955	145

See accompanying notes to consolidated financial statements.

F-5 (59)

Consolidated Statements of Cash Flows
Years Ended December 31, 2007 and 2006
(In thousands)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		
Adjustments to reconcile net income to net cash provided by operating activities	$ 3,269	2,837
Depreciation and amortization	702	1,420
Provision for loan losses	356	430
Gain on sale of securities	(19)	(5)
Loss on retirement of subordinated debentures	123	231
Amortization/accretion on securities available for sale	10	111
Gain on sale of loans held for sale	(50)	(51)
Gain on sale of credit card portfolio	-	(155)
Loss on sale of other real estate	-	18
Deferred income tax benefit	17	(195)
Net principal disbursed on loans held for sale	(467)	(1,784)
Proceeds from sale of loans held for sale	517	1,835
Change in:		
Accrued interest receivable	(45)	(218)
Other assets	(450)	(55)
Accrued interest payable	74	139
Other liabilities	(23)	595
Net cash provided by operating activities	4,014	5,153
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sales of securities available for sale	5,064	255
Proceeds from maturities of securities available for sale	33,686	25,413
Principal payments on securities available for sale	6,812	8,247
Purchases of securities available for sale	(55,053)	(31,179)
Net (increase)/decrease in loans	(4,994)	(10,229)
Capital expenditures	(55)	(746)
Net cash used in investing activities	(14,540)	(8,239)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase/(decrease) in deposits	(1,419)	8,859
Repayment of Federal Home Loan Bank advances	(27,000)	(24,500)
Proceeds from Federal Home Loan Bank advances	38,000	25,500
Issuance of subordinated debentures	2,062	-
Repayment of subordinated debentures	(2,185)	(3,324)
Common stock issued, dividend reinvestment plan	57	80
Treasury stock purchased	(211)	(216)
Treasury stock sold	-	135
Dividends paid	(1,135)	(1,074)
Net cash provided by financing activities	8,169	5,460
NET CHANGE IN CASH AND CASH EQUIVALENTS	(2,357)	2,374
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	12,160	9,786
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 9,803	12,160

	2007	2006
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ 6,463	5,499
Income taxes	1,490	1,371
Non-cash investing activities:		
Transfer from loans to Other Real Estate Owned	1,985	138

See accompanying notes to consolidated financial statements.

 

Notes To Consolidated Financial Statements
December 31, 2007 and 2006

1.   ORGANIZATION

Steuben Trust Corporation (the Company) is both a bank holding company and a financial holding company subject to regulation by certain federal and state agencies, including the Federal Deposit Insurance Corporation. The Company, through its bank subsidiary, Steuben Trust Company (the Bank), provides financial services to individuals and businesses primarily in Steuben, Allegany and Livingston counties in New York State. The Company also has an investment in a subsidiary trust, Steuben Statutory Trust II that is not consolidated (note 13).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America. The following is a description of the significant accounting policies followed by the Company.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary, Steuben Trust Company. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The allowance for loan losses, fair value of financial instruments and pension benefit obligations are particularly subject to change.

Securities

The Company classifies its debt securities as either available for sale or held to maturity. Held to maturity securities are those debt securities that the Company has the positive intent and the ability to hold until maturity. All other securities not included in held to maturity are classified as available for sale. Currently, the Company does not maintain any securities classified as held to maturity.

Available for sale securities are recorded at fair value. Held to maturity securities, if any, are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive income in shareholders' equity until realized. A decline in the fair value of any available for sale or held to maturity security below cost, that is deemed other than temporary, is charged to earnings resulting in the establishment of a new cost basis for the security. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Interest income includes interest earned on the securities and the amortization of premiums and accretion of discounts as an adjustment to yield using the effective interest method. Realized gains and losses on securities are recognized on the trade date, are included in earnings and are calculated using the specific identification method for determining the cost of securities sold.

 

Notes To Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans

Loans are reported at the principal amount outstanding, net of unearned premiums and deferred fees. Fees and certain direct origination costs related to lending activities are recognized in earnings on a basis that approximates the interest method over the lives of the loans.

Interest and fees on loans are not included in income when, in management's opinion, collection is not assured. Such loans are designated as non-accruing and income is subsequently recognized to the extent amounts are collected. Loans are generally placed in non-accrual status at the point they became 90 days delinquent. Unsecured consumer loans, to include credit cards and overdraft lines of credit, are charged off in the month they become 90 days delinquent. Secured consumer loans are charged off down to liquidation value of the collateral in the month they become 90 days delinquent. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The Company's provision for loan losses charged to operations is based upon management's evaluation of the loan portfolio. The allowance for loan losses is maintained at an amount management deems adequate to provide for probable incurred loan losses considering the character of the loan portfolio, economic conditions, analysis of specific loans and historical loss experience. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts of principal and interest under the original terms of the agreement. Accordingly, the Company measures certain impaired commercial loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company collectively evaluates large groups of small balance, homogeneous loans for impairment, which include commercial loans less than $100,000, all residential mortgages, automobile and other consumer loans. The Company accounts for troubled debt restructuring involving a modification of terms at fair value as of the date of the restructuring.

Other Real Estate Owned

Other real estate owned includes property acquired through, or in lieu of, formal foreclosure. Write-downs, if any, from cost to estimated fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value, less estimated selling expenses. Adjustments to the carrying value of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur.

Intangible Assets

Core deposit intangibles from the purchase of deposits are being amortized over the expected useful life of 10 years on the straight-line method. Intangible assets are periodically reviewed for possible impairment when events or circumstances occur that may affect the underlying basis of the asset.

 

Notes To Consolidated Financial Statements

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily on the straight-line method with useful lives generally ranging from 15 to 39 years for building and related components and 3 to 7 years for furniture and equipment.

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain directors. Bank owned life insurance is recorded at its cash surrender value or the amount that can be realized.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the net unrealized holding gains or losses of securities available for sale, and beginning December 31, 2007, changes in the funded status of pension plans, net of the related tax effect. Comprehensive income is reported on the consolidated statements of shareholders' equity, which includes net income and other comprehensive income.

Net Income Per Share

Net income per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Weighted average shares used in computation of net income per share totaled 1,645,417 and 1,651,512 for 2007 and 2006, respectively.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period which includes the enactment date.

Retirement Plans

The Bank sponsors a noncontributory defined benefit retirement plan for all full-time employees who have attained the age of 21 and have a minimum of one year of service. Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Accrued pension costs are funded to the extent deductible for federal income tax purposes.

The Bank also provides a savings and retirement 401(k) plan for all eligible employees who elect to participate. The Bank contributes 50% of a participant's deferral up to a maximum of 6% of salary. Such contributions are funded as they are accrued.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Net cash flows are reported for loan and deposit transactions.

 

Notes To Consolidated Financial Statements

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Long-term Assets

These assets are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Adoption of New Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet, beginning with year end 2007 for non-SEC companies, and to recognize changes in the funded status in the year in which the changes occur through comprehensive income beginning in 2007. Additionally, defined benefit plan assets and obligations are to be measured as of the date of the employer's fiscal year-end, starting in 2008. Adoption had the following effect on individual line items in the 2007 balance sheet (in thousands):

	Before Adoption of SFAS 158	Adjustments	After Adoption of SFAS 158
Asset for Pension Benefits	$ 908	(545)	363
Deferred Income Taxes	760	211	971
Total Assets	322,899	(334)	322,565
Accumulated Other Comprehensive Income	282	(334)	(52)
Total Shareholders Equity	25,447	(334)	25,113

Effect of Newly Issued But Not Yet Effective Accounting Standards

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN 48), which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2007. The Company has determined that the adoption of FIN 48 will not have a material effect on the financial statements.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides companies with an option to report selected financial assets and liabilities at fair value and established presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

 

Notes To Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Effect of Newly Issued But Not Yet Effective Accounting Standards (continued)

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants' employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The Company has determined that the adoption of Issue No. 06-4 will not have a material effect on the financial statements.

3. SECURITIES AVAILABLE FOR SALE

The fair value of securities available for sale and related gross unrealized gains and losses recognized in accumulated other comprehensive income at December 31, 2007 and 2006 are as follows (in thousands):

2007		Fair Value	Unrealized Gains	Unrealized Losses
Debt securities				
United States Agency securities	$	23,881	264	30
State and municipal securities		30,402	194	61
Corporate Bonds		1,004	2	-
U.S. Agency Mortgage-backed securities		42,264	235	142
Total debt securities		97,551	695	233
TOTAL SECURITIES AVAILABLE FOR SALE	$	97,551	695	233

2006		Fair Value	Unrealized Gains	Unrealized Losses
Debt securities				
United States Agency securities	$	30,291	5	490
State and municipal securities		24,577	123	169
Corporate Bonds		994	-	9
U.S. Agency Mortgage-backed securities		30,624	52	615
Total debt securities		86,486	180	1,283
TOTAL SECURITIES AVAILABLE FOR SALE	$	86,486	180	1,283

Sales of available for sale securities were as follows (in thousands):

		2007	2006
Proceeds	$	5,064	255
Gross gains		19	5
Gross losses		-	-

Notes To Consolidated Financial Statements

3. SECURITIES AVAILABLE FOR SALE (continued)

Securities with unrealized losses at December 31, 2007 and 2006, not recognized in income, are as follows (in thousands):

	2007		2006	
Loss For Less Than 12 Months	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of Securities				
United States Agency securities	$ -	-	-	-
State and municipal securities	4,003	35	3,576	52
Corporate Bonds	-	-	-	-
U.S. Agency Mortgage-backed securities	1,524	3	1,057	7
Total temporarily impaired	$ 5,527	38	4,633	59

Loss For 12 Months Or More	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of Securities				
United States Agency securities	$ 9,463	30	29,286	490
State and municipal securities	5,628	26	8,201	117
Corporate Bonds	-	-	994	9
U.S. Agency Mortgage-backed securities	13,925	139	24,155	608
Total temporarily impaired	$ 29,016	195	62,636	1,224

Total	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of Securities				
United States Agency securities	$ 9,463	30	29,286	490
State and municipal securities	9,631	61	11,777	169
Corporate Bonds	-	-	994	9
U.S. Agency Mortgage-backed securities	15,449	142	25,212	615
Total temporarily impaired	$ 34,543	233	67,269	1,283

Unrealized losses on the above securities have not been recognized into income because the issuers are of high credit quality, management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to fluctuations in interest rates. The fair value is expected to recover as the bonds approach their maturity date and/ or market rates adjust favorably.

Notes To Consolidated Financial Statements

3. SECURITIES AVAILABLE FOR SALE (continued)

The following is a tabulation of debt securities by maturity date as of December 31, 2007 (in thousands):

	Fair Value
Due in one year or less	$ 12,004
Due after one year through five years	21,039
Due after five years through ten years	25,553
Due after ten years	38,955
TOTAL	$ 97,551

At December 31, 2007 and 2006, securities with a fair value of $75,108,000 and $65,767,000 respectively, were pledged to secure governmental deposits and for other purposes as required or permitted by law.

4. LOANS

The following is a summary of loans outstanding at December 31, 2007 and 2006 (in thousands):

	2007	2006
Residential mortgages and home equity loans	$ 79,024	74,719
Commercial loans	82,289	83,549
Indirect auto loans	13,758	13,363
Direct auto loans and other	20,229	21,194
Total	195,300	192,825
Net unearned loan origination fees and costs	527	504
TOTAL LOANS	$ 195,827	193,329

The Company's market area is generally Steuben, Allegany, and Livingston counties in New York State. Most of its loans are made in its market area and, accordingly, the ultimate collectibility of the Company's loan portfolio is susceptible to changes in market conditions in this area.

The Company's concentration of credit risk is shown in the above schedule of loans outstanding. The concentration of off-balance sheet credit risk in commercial letters of credit and mortgage, commercial, auto loans and credit card commitments is similar to the loans outstanding above. Management is not aware of any material concentrations of credit risk to any industry or individual borrower.

Notes To Consolidated Financial Statements

5. ALLOWANCE FOR LOAN LOSSES

The following is a summary of changes in the allowance for loan losses for the years ended December 31, 2007 and 2006 (in thousands):

	2007	2006
Balance at beginning of year	$ 2,445	2,250
Provision for loan losses	356	430
Loan charge-offs	(638)	(464)
Recoveries	127	229
BALANCE AT END OF YEAR	$ 2,290	2,445

Loans past due in excess of 90 days, which are still accruing interest, and non-accrual loans at December 31, 2007 and 2006 were as follows (in thousands):

	2007			2006		
	90 Days and Over	Non-Accrual	Total	90 Days and Over	Non-Accrual	Total
Residential mortgages and home equity loans	$ -	151	151	67	202	269
Commercial loans	-	2,184	2,184	-	2,638	2638
Auto loans and all others	1	62	63	-	22	22
TOTAL	$ 1	2,397	2,398	67	2,862	2,929

The effect of non-accrual loans on interest income is not material to the financial statements. At December 31, 2007 and 2006, the recorded investment in loans that are considered impaired that had an allocated allowance totaled $2,082,000 and $2,685,000, respectively. The impairment allowance associated with these loans at December 31, 2007 was $311,000 compared to $796,000 at December 31, 2006. There were no loans considered impaired that required no allocated reserve at December 31, 2007 compared to $1,859,000 at December 31, 2006. The average recorded investments in all impaired loans during the year was approximately $4,144,000 for 2007 and $3,120,000 for 2006. The amount of interest income recognized for impaired loans was not significant for the years ended December 31, 2007 and 2006.

6. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2007 and 2006 consist of the following (in thousands):

	2007	2006
Land	$ 1,721	1,721
Bank premises	7,192	7,153
Furniture and equipment	8,755	8,739
	17,668	17,613
Accumulated depreciation	10,213	9,608
NET	$ 7,455	8,005

Notes To Consolidated Financial Statements

6.   PREMISES AND EQUIPMENT (continued)

The Company leases certain branch properties and equipment under operation leases. Rent expense was $173,000 for 2007 and $153,000 for 2006. Rent commitments, before considering renewal options that generally are present, were as follows (in thousands):

Year	Amount
2008	$ 154
2009	133
2010	133
2011	124
2012	74
Thereafter	29
Total	$ 647

7.   INCOME TAXES

The components of income tax expense/(benefit) on operations are as follows (in thousands):

	Current	Deferred	Total
Year ended December 31, 2007			
Federal	$ 1,052	18	1,070
State	134	(1)	133
TOTAL	$ 1,186	17	1,203

	Current	Deferred	Total
Year ended December 31, 2006			
Federal	$ 1,126	(170)	956
State	125	(25)	100
TOTAL	$ 1,251	(195)	1,056

The actual and statutory tax rates on operations for the years ended December 31, 2007 and 2006 differ as follows:

	2007	2006
Statutory rate	34.0 %	34.0 %
Increase (decrease) resulting from:		
Tax-exempt income	(9.2)	(8.5)
State taxes, net of federal income tax benefit	2.0	1.7
Other	0.1	(0.1)
ACTUAL RATE	26.9 %	27.1 %

Notes To Consolidated Financial Statements

7. INCOME TAXES (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 are presented below (in thousands):

	2007	2006
Deferred tax assets		
Allowance for loan losses	$ 637	710
Net unrealized loss on securities available for sale	-	430
Core deposit intangibles	569	740
FAS 158 Adoption-Pension Plan	211	-
Other	566	503
Total gross deferred tax assets	1,983	2,383
Deferred tax liabilities		
Depreciation	153	194
Net unrealized gain on securities available for sale	180	-
Prepaid pension expenses	352	478
Other	285	282
Total gross deferred tax liabilities	970	954
NET DEFERRED TAX ASSET/(LIABILITY)	$ 1,013	1,429

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary.

8. DEPOSITS

Contractual maturities of time deposits at December 31, 2007 and 2006 were as follows (in thousands):

	2007	2006
Under three months	$ 40,112	26.947
Three to twelve months	46,990	68,849
Over one year to three years	19,865	14,375
TOTAL TIME DEPOSITS	$ 106,967	110,171

Time deposits of $100,000 and over were $31,332,000 and $28,908,000 at December 31, 2007 and 2006, respectively. Included in time deposits of $100,000 and over were $2,013,000 in brokered deposits at December 31, 2007 compared to $1,040,000 at December 31, 2006.

Notes To Consolidated Financial Statements

9. BENEFIT PLANS

Pension Plan

The following table sets forth the defined benefit pension plan's change in benefit obligation and change in plan assets for the years ended December 31, 2007 and 2006, using the actuarial data measured at December 31, 2007 and October 1, 2006 (in thousands):

	2007	2006
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 5,897	5,881
Service cost	400	354
Interest cost	346	316
Actuarial (gain)/loss	76	(357)
Benefits paid and plan expenses	(357)	(297)
Projected benefit obligation at end of year	6,362	5,897
Change in plan assets:		
Fair value of plan assets at beginning of year	6,164	5,394
Actual return on plan assets	920	634
Benefits paid and plan expenses	(359)	(297)
Contributions	-	433
Fair value at end of year	6,725	6,164
Funded status	363	267
Unrecognized net loss	-	953
Unamortized prior service cost	-	7
PREPAID BENEFIT COST (included in other assets)	**$ 363**	**1,227**

Amount recognized in accumulated other comprehensive income/(loss) at December 31, 2007 consists of (in thousands):

Unrecoginzed net actuarial loss (net of tax)	$ (334)

Prior to adoption of SFAS 158, amounts recognized on the balance sheet at December 31, 2007 consisted of $908,000 for prepaid benefit cost. This amount was included in other assets. The accumulated benefit obligation for the years ended December 31, 2007 and 2006 was $5,313,000 and $4,912,000 respectively. Pension cost consists of the following components for the years ended December 31, 2007, and 2006 (in thousands):

	2007	2006
Service cost	$ 400	354
Interest on projected benefit obligation	346	317
Expected return on plan assets	(453)	(435)
Amortization of unrecognized prior service cost	26	72
Net periodic pension expense	**$ 319**	**308**
Weighted average discount rate	6.00%	5.50%
Expected long-term rate of return	7.50%	8.00%

The projected benefit obligation assumed a long-term rate of increase in future compensation levels of 3.50% for both 2007 and 2006.

Notes To Consolidated Financial Statements

9. BENEFIT PLANS (continued)

Pension Plan Assets

The Company's pension plan weighted-average asset allocations at December 31, 2007 and 2006, by asset category are as follows:

Asset Category	2007	2006
Equity securities	58%	60
Debt securities	40%	40
Other	2%	-
Total	100%	100

Pension Plan Investment Policies

The New York State Bankers Retirement System (the "System") was established in 1938 to provide for the payment of benefits to employees of participating banks. The System is overseen by a Board of Trustees who meet quarterly and set the investment policy guidelines. The Chief Executive Officer of the Company is a member of the Board of Trustees for the system.

The System utilizes two investment management firms each investing approximately 50% of the total portfolio. The System's investment objective is to exceed the investment benchmarks in each asset category. Each firm operates under a separate written investment policy approved by the Trustees and designed to achieve an allocation approximating 60% invested in Equity Securities and 40% invested in Debt Securities.

Each Firm reports at least quarterly to the Investment Committee and semi-annually to the Board.

Pension Plan Expected Long-Term Rate-of-Return

The expected long-term rate-of-return on plan assets reflects long-term earnings expectations on existing plan assets and those contributions expected to be received during the current plan year. In estimating that rate, appropriate consideration was given to historical returns earned by plan assets in the fund and the rates of return expected to be available for reinvestment. Average rates of return over the past 1, 3, 5 and 10 year periods were determined and subsequently adjusted to reflect current capital market assumptions and changes in investment allocations.

Estimated Future Benefit Payments of Pension Plan

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Year	Pension Benefits
2008	$ 302
2009	316
2010	315
2011	338
2012	346
2013-2017	2,214

Notes To Consolidated Financial Statements

9.   BENEFIT PLANS (continued)

Deferred Compensation Plan

In September, 1998, the Company adopted a Deferred Compensation Plan (DCP) which permits active directors and the Chief Executive Officer the option to defer receipt of all or any portion of their future salary, bonus, or directors' fees. The amounts deferred will earn income at the prime rate and are payable upon retirement. Deferred compensation liability at December 31, 2007 and 2006 was $1,179,000 and $985,000, respectively. Deferred compensation expense related to this plan was $137,000 in 2007 and $130,000 in 2006.

In conjunction with the DCP, the Company entered into split-dollar agreements whereby, upon death, the participant's beneficiary will receive the deferred account balance or a death benefit, whichever is greater. These split dollar agreements were financed in December, 1998, through the purchase of life insurance policies. The cash surrender value of these policies was $6,787,000 and $6,564,000 at December 31, 2007 and 2006, respectively.

401(k) Plan

The Company sponsors a defined contribution profit sharing (401(k)) plan covering substantially all employees. The Company matched certain levels of each employee's contributions to the plan resulting in an expense of $124,000 and $122,000 in 2007 and 2006, respectively.

10.   RELATED PARTY TRANSACTIONS

Executive officers and directors and their associates were customers of and had other transactions with the Company in the ordinary course of business. A summary of the changes in outstanding loans to executive officers and directors, or indirectly made for their benefit, for the years ended December 31, 2007 and 2006 follows (in thousands):

	2007	2006
Balance of loans outstanding at beginning of year	$ 604	712
New loans and increases in existing loans	78	106
Loan principal payments	(56)	(214)
BALANCE AT END OF YEAR	$ 626	604

Deposits for executive officers, directors and their affiliates were $2,192,000 and $2,684,000 at December 31, 2007 and 2006 respectively.

Legal fees incurred in the ordinary course of business that were paid to Shults & Shults were $63,000 and $86,000 for the years ended December 31, 2007 and 2006 respectively. Shults & Shults is a partnership owned by David A. Shults and Eric Shults; both of whom are directors and shareholders of the Company.

Notes To Consolidated Financial Statements

11. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the Federal Deposit Insurance Corporation and the State of New York Banking Department categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's regulatory capital amounts and ratios are presented in the following table (in thousands):

	Actual Regulatory Capital:		Minimum Regulatory Capital Requirement:		To Be "Well Capitalized" Under Regulatory Capital Requirement:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007:						
Total Capital (to Risk Weight Assets)	$ 28,538	13.85 %	16,479	8.00	20,599	10.00
Tier I Capital (to Risk Weight Assets)	26,248	12.74	8,239	4.00	12,359	6.00
Tier I Capital (to Average Assets)	26,248	8.12	12,924	4.00	16,155	5.00
As of December 31, 2006:						
Total Capital (to Risk Weight Assets)	$ 26,860	13.22 %	16,249	8.00	20,312	10.00
Tier I Capital (to Risk Weight Assets)	24,415	12.02	8,125	4.00	12,187	6.00
Tier I Capital (to Average Assets)	24,415	7.86	12,428	4.00	15,534	5.00

The Company's ratios are comparable to the Bank's stated above. The Company's actual Tier I capital ratio (to Average Assets) at December 31, 2007 was 8.50% compared to 8.18% for December 31, 2006.

Notes To Consolidated Financial Statements

12. SHAREHOLDERS' EQUITY

The Company is dependent on receipt of dividends from the Bank in order to pay dividends to its shareholders.

Payment of dividends by the Bank is limited or restricted in certain circumstances. According to state banking law, approval of the State of New York Banking Department is required for the declaration of dividends by a bank in any year in which the dividends declared will exceed its net profits for that year combined with its retained net profits of the preceding two years. Dividends in the amount of $1,155,000 are available from the Bank at December 31, 2007 without the approval of the State of New York Banking Department.

13. SUBORDINATED DEBENTURES

On July 16, 2001, Steuben Capital Trust I, a trust formed by the Company, completed a pooled private offering of $5,000,000 trust preferred securities. On July 25, 2006, $3,000,000 of these securities were redeemed by Steuben Capital Trust I. The Company incurred a redemption penalty in the amount of $231,000. On July 25, 2007, the remaining $2,000,000 of these securities were redeemed. The Company incurred a redemption penalty in the amount of $123,000. Steuben Capital Trust I was dissolved on September 11, 2007.

On July 16, 2007, Steuben Statutory Trust II, a trust formed by the Company, completed a pooled private offering of $2,000,000 of trust preferred securities. The Company issued $2,062,000 of subordinated debentures to the trust in exchange for ownership of all common security of the trust and the proceeds of the preferred securities sold by the trust. In accordance with FASB Interpretation 46R, the trust is not consolidated with the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $62,000 and included in other assets.

The Company may redeem the subordinated debentures in whole or in part, in a principal amount with integral multiples of $1, on or after September 15, 2012 at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures are also redeemable in whole or in part from time to time, upon occurrence of specific events defined within the trust indenture. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures have a fixed interest rate of 6.56% until September 15, 2012. If not redeemed at that time, the subordinated debentures have a variable rate of interest equal to the three month London Interbank Offered Rate (LIBOR) plus 1.55%.

Notes To Consolidated Financial Statements

14. ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of New York (FHLB) at December 31, 2007 and 2006 were as follows (in thousands):

	2007	2006
Maturities January 2008 through February 2015, fixed rate at rates from 3.59% to 5.61%, averaging 4.51% for December 31, 2007 and 4.26% for December 31, 2006	$ 23,000	12,000

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $30,667,000 and $16,000,000 of first mortgage loans under a blanket lien arrangement at December 31, 2007 and 2006.

Year	Amount
2008	$ 13,000
2009	3,000
2010	2,500
2011	1,000
2012	2,000
2015	1,500

15. COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as guarantees, and commitments to extend credit, which are not reflected in the accompanying financial statements. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although the Company does not anticipate material losses as a result of these transactions. Mortgage and other loan commitments outstanding at December 31, 2007 and 2006 amounted to $27,782,000 and $37,331,000, respectively. Fixed interest rates on mortgage and other loan commitments outstanding can change prior to closing only if interest rates decrease. Variable rate loans float prior to closing. Outstanding commitments on letters of credit at December 31, 2007 and 2006 amounted to $2,588,000 and $2,932,000, respectively.

In the normal conduct of business, the Company is involved in various litigation matters. In the opinion of management, the ultimate disposition of these matters should not have a materially adverse effect on the financial position of the Company.

Notes To Consolidated Financial Statements

16. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair values of financial instruments were as follows (in thousands):

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Securities	$ 97,551	97,551	86,486	86,486
Net loans	193,537	193,937	190,884	191,206
Accrued interest receivable	1,704	1,704	1,659	1,659
Financial liabilities				
Demand and savings deposits	(162,547)	(162,547)	(160,762)	(160,762)
Time deposits	(106,967)	(107,259)	(110,171)	(110,293)
Advances from FHLB	(23,000)	(23,147)	(12,000)	(11,889)
Subordinated debentures	(2,062)	(1,775)	(2,038)	(2,854)
Accrued interest payable	(891)	(891)	(817)	(817)

The estimated fair value approximates carrying amount for all items except those described below. Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements and are considered nominal.

ANNEX 1

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The purpose of the **STEUBEN TRUST CORPORATION** (the "Corporation") **SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN** (the "Plan") is to provide the holders of record of the Corporation's Common Stock (the "Common Stock") with a simple and convenient method of investing cash dividends paid on the Corporation's Common Stock in the purchase of, as well as enabling them to make additional cash payments to purchase, additional shares of Common Stock. The terms and conditions of the Plan are as follows.

1.   **ELIGIBILITY TO PARTICIPATE IN PLAN.** All holders of record of Common Stock are eligible to participate in the Plan. Beneficial owners of Common Stock whose shares are held for them in registered names other than their own, such as in the names of brokers, bank nominees or trustees, should, if they wish to participate in the Plan, either arrange for the holder of record to join the Plan or have the shares they wish to enroll for participation in the Plan transferred to their own names.

2.   **ELECTION TO PARTICIPATE IN PLAN.** Any holder of record of Common Stock may elect to participate in the Plan (a "Participant") by returning to American Stock Transfer and Trust Company, the Corporation's Transfer Agent and the Administrator of the Plan (the "Agent"), a properly completed Authorization Form as attached hereto. The completed Authorization Form appoints the Agent as the Participant's agent in the capacity of Plan Administrator for the Participant and authorizes:

    (a) the Corporation to pay to the Agent, for credit to the Participant's account under the Plan (a "Plan Account"), all cash dividends payable on the Common Stock ("Dividends") that the Participant has enrolled in the Plan;

    (b) the Agent, as agent, to credit to the Participant's Plan Account any Dividends paid, as well as any shares of Common Stock distributed as a non-cash dividend or otherwise, on the shares of Common Stock credited to the Participant's Plan Account;

    (c) the Agent, as agent, to apply all such Dividends received to the purchase of additional shares of Common Stock; and

    (d) the Agent, as agent, to apply all voluntary Additional Cash Payments made by the Participant under the Plan (as further described below) to the purchase of additional shares of Common Stock,

all in accordance with the further terms and conditions of the Plan.

(81)

Participants may elect to reinvest Dividends paid on all or only a portion of the Common Stock registered in their names and/or held in their Plan Accounts by designating such election on the Authorization Form. Participants electing partial reinvestment of Dividends must designate the number of whole shares for which they want to receive cash payment of Dividends. Dividends paid on all other shares registered in the Participant's name and all other shares held in the Participant's Plan Account will be reinvested in additional shares of Common Stock.

Participants may at any time deposit any Common Stock certificates in their possession with the Agent to be credited to the Participant's Plan Account. Such shares will be transferred into the name of the Agent or its nominee, as agent for the Participant under the Plan, and thereafter treated in the same manner as shares purchased through the Plan.

Reinvestment levels may be changed from time to time as a Participant desires by submitting a new Authorization Form to the Agent. To be effective with respect to a particular Dividend, any such change must be received by the Agent at least five business days before the record date for that Dividend.

3.   **PLAN ACCOUNT.** After receipt of a properly completed Authorization Form, the Agent will open a Plan Account for the Participant as Plan Administrator and agent for the Participant and will credit to such Plan Account:

(a) all Dividends received by the Agent from the Corporation on shares of Common Stock registered in the Participant's name and enrolled in the Plan by the Participant, commencing with the first Dividend paid following receipt of the Authorization Form by the Agent (which must be received at least five business days prior to the record date of a Dividend to be effective with respect to that Dividend);

(b) all Dividends received by the Agent on any full or fractional shares credited to the Participant's Plan Account;

(c) all Additional Cash Payments (as further described below) received by the Agent from the Participant to purchase additional shares of Common Stock;

(d) all full or fractional shares purchased for the Participant's Plan Account after making appropriate deductions for the purchase prices paid for such shares; and

(e) any shares of Common Stock distributed by the Corporation as a dividend or otherwise on shares credited to the Participant's Plan Account.

4.   **ADDITIONAL CASH PAYMENTS.** Any Participant may from time to time elect to purchase additional shares of Common Stock through the Plan by using a Plan Authorization Form to make voluntary additional cash payments to the Agent of not less than $50.00 nor more than $2,500.00 per quarter ("Additional Cash Payments"), which will be used to purchase additional shares

-2-



shares on a quarterly basis as further described below. For purposes of the Plan, a new quarter will begin on the day following a dividend payment date. All shares purchased with Additional Cash Payments will be credited to the Participant's Plan Account (unless the Agent is instructed otherwise by the Participant on the Authorization Form).

5.   **PURCHASES OF SHARES.** Dividends credited to a Participant's Plan Account will be invested in the purchase of additional shares of Common Stock on or about the payment date for that Dividend. Additional Cash Payments made by a Participant will be invested in the purchase of additional shares of Common Stock on or about the payment date for the next succeeding Dividend following receipt of such payment. Since no interest will be paid on Additional Cash Payments held by the Agent pending the investment of such funds, it is suggested that any such payments a Participant may wish to make be sent so as to reach the Agent no later than five business days prior to the record date for the next succeeding Dividend. Any Additional Cash Payments received during a quarter will be returned by mail to the Participant, at the address shown on the Agent's records, if written notification requesting such return is received by the Agent on or before the last business day prior to the next Dividend record date.

All shares purchased hereunder may be purchased on any securities exchange where the Common Stock is traded, in the over-the-counter market, in privately negotiated transactions, or from Participants who have directed the Agent to sell their Common Stock, and may be on such terms as to price, delivery, and otherwise, and may be executed through such brokers, and otherwise, as the Agent shall determine in its sole discretion. Additionally, whenever and to the extent so directed by the Corporation from time to time in its sole discretion, the Agent shall purchase such shares directly from the Corporation in accordance with the further terms of this Plan. In making purchases hereunder, the Agent may commingle the funds of each Participant with those of the other Participants.

For purchases made directly from the Corporation, the price of the Common Stock so purchased will be the fair market value per share of the Corporation's Common Stock at the time of such purchase, as determined by a committee appointed by the Corporation's Board of Directors (the "Committee"). This Committee will determine what it, in its best judgment, believes to be the fair market value of a share of the Corporation's Common Stock from time to time. The Committee may determine such fair market value from any reasonable criteria it elects to use, such as recent sales of shares of Common Stock in the marketplace, the fair market value and recent sales of shares of comparable institutions, other measures such as return on equity, return on assets and book value, and any other reasonable criteria the Committee determines. For purchases made in the open market or otherwise than directly from the Corporation, the price at which the Agent shall be deemed to have acquired Common Stock for the Participant's Plan Account shall be the average price of the Common Stock purchased by the Agent with the proceeds of a Dividend or with the Additional Cash Payments being applied to such purchase, as the case may be. Upon each purchase of shares hereunder, the Plan Account of each Participant will be reduced by the balance to be invested from that Plan Account and credited with a number of shares, including fractional shares, equal to the balance to be invested from that Plan Account divided by the purchase price applicable to such transaction determined as

transaction determined as described above.

      6.   **ACCOUNT STATEMENTS.** As soon as practicable following the end of each quarter in which there is a transaction in a Participant's Plan Account, the Participant will receive a detailed statement (the "Statement") showing, as applicable:

      (a) any Dividend paid on the Participant's Common Stock participating in the Plan;

      (b) any Additional Cash Payments received from the Participant during that quarter;

      (c) the purchase prices and numbers of shares purchased during that quarter for the Participant's Plan Account with the funds held in such Account;

      (d) the number of shares withdrawn from the Participant's Plan Account; and

      (e) as of the date of the Statement, the total number of shares of Common Stock owned by the Participant that are participating in the Plan.

The last Statement of the year will show the aggregate amount of brokerage fees, if any, paid by the Corporation in respect of shares purchased for the Participant's Plan Account.

      7.   **ISSUANCE OF CERTIFICATES.** Shares purchased under the Plan will be registered in the name of the Agent or its nominee, as agent for the Participant under the Plan. No certificates will be issued to a Participant for the Common Stock in the Participant's Plan Account unless requested in writing or the Plan Account is terminated as hereinafter provided. Certificates for any number of whole shares of Common Stock credited to a Participant's Plan Account will be issued to a Participant upon written request sent to the Agent at the address indicated below. A Participant may either furnish separate written instructions to the Agent each time the Participant desires that certificates be issued or furnish the Agent with blanket instructions covering all whole shares of Common Stock credited to the Participant's Plan Account from time to time under the Plan. No certificates for fractional shares will be issued notwithstanding any request therefor, but dividends on a fractional interest in shares will be credited to a Participant's Plan Account.

      8.   **FEES.** The Corporation has agreed to pay all brokerage commissions and Agent service charges in connection with the administration and operation of the Plan. The Agent may charge a Participant for additional services performed by the Agent at the request of the Participant and not provided for herein.

      9.   **TAXES.** It is understood that the automatic investment of dividends under this Plan does not relieve the Participant of any income taxes which may be payable on such dividends. The Agent will comply with all applicable Internal Revenue Service ("IRS") requirements concerning the withholding of taxes on dividend payments and filing of information returns for dividends credited to each Participant's Plan Account. Any amounts required to be withheld will be deducted from each



Dividend prior to investment. Each Participant will be provided annually with the information provided by the Agent to the IRS that year either through receipt of a duplicate of the informational return filed by the Agent with the IRS or in a year-end Statement each calendar year. With respect to foreign Participants whose Dividends are subject to United States income tax withholding, the Agent will comply with all applicable IRS requirements concerning the amount of tax to be withheld, which will be deducted from each Dividend prior to investment. The Agent will also report to each Participant the Participant's pro-rata share of the Agent's administrative fees paid by the Corporation on behalf of all Participants.

      10.   <u>**VOTING OF PLAN SHARES.**</u> With respect to meetings of the Corporation's shareholders for which proxies are solicited, a Participant will receive a single proxy card covering all shares registered in the Participant's name as well as all shares credited to the Participant's Plan Account. If no shares are registered in a Participant's name, a proxy card will be furnished to the Participant covering all shares credited to the Participant's Plan Account. In either situation, all whole and fractional shares held in a Participant's Plan Account will be voted as directed by the Participant. If a Participant does not return a signed proxy card as instructed, such shares will not be voted.

      11.   <u>**TERMINATION.**</u> Participation in the Plan may be terminated at any time by a Participant giving written notice to such effect to the Agent. If the termination request is received less than five business days prior to a Dividend record date, the request will not be processed until after that Dividend has been invested and the shares purchased credited to the Participant's Plan Account. As promptly as possible following receipt of such notice, a certificate will be issued for all whole shares of Common Stock held in the Participant's Plan Account. The Corporation and the Agent reserve the right to terminate the Participant's Plan Account immediately upon sending written notice to the Participant at the Participant's last known address as shown on the Agent's Plan records. In every case of termination, the Participant's interest in any fractional shares of Common Stock will be paid in cash based on the fair market value of the Corporation's Common Stock on the date the Agent receives such termination notice. In every case of termination, uninvested voluntary cash payments credited to the Participant's Plan Account will be returned to the Participant in cash without interest. The Agent shall terminate the Participant's Plan Account upon receipt of written notice of the Participant's death or adjudication of incompetency, provided, however, in the event of any such notice the Agent shall retain all payments received and/or shares of Common Stock in the Partici- pant's Plan Account until the Participant's legal representative shall have been appointed and furnished proof satisfactory to the Agent of his/her right to receive such payments and/or shares of Common Stock.

      12.   <u>**CHANGES IN CAPITALIZATION.**</u> The Common Stock held by the Agent for Participants shall fully participate in any stock dividend, stock split, split-up, spin-off, recapitalization, merger, consolidation, exchange of shares or other such transaction involving the Common Stock of the Corporation in accordance with the terms of such transaction. In the event that the Corporation makes available to its shareholders rights to purchase additional shares, debentures or other securities, each Participant shall have the right to exercise such rights arising from whole shares credited to the



from whole shares credited to the Participant's Plan Account in accordance with the terms and conditions of such rights. The Agent may, in its sole discretion, hold the Common Stock of all Participants together in its name or in the name of its nominee.

13.   LIABILITY. Neither the Agent nor the Corporation, nor any of their respective Directors, officers, employees or agents shall be liable hereunder for any act or failure to act, including without limitation, for any claim of liability (a) arising out of any failure to terminate a Participant's Plan Account upon such Participant's death or adjudication of incompetency prior to receipt of written notice of such death or incompetency; (b) with respect to the prices at which the Common Stock is purchased or sold for a Participant's Plan Account or the timing of, or terms on which, such purchases or sales are made; or (c) with respect to the value at any time of the Common Stock acquired for or credited to a Participant's Plan Account. It is understood that government regulation may require the temporary curtailment or suspension of purchases under the Plan. Neither the Agent nor the Corporation, nor any of their respective Directors, officers or employees shall have any liability in connection with any inability to purchase Common Stock or the timing of any purchases.

14.   SPENDTHRIFT PROVISION. A Participant may not sell, pledge, hypothecate or otherwise assign or transfer any cash or Common Stock credited to the Participant's Plan Account, nor any other interest therein. No attempt to effect any such sale, pledge, hypothecation, or other assignment or transfer shall be effective.

15.   NOTICES. All notices, requests or other communications from Participants relating to the Plan shall be addressed as follows:

> American Stock Transfer and Trust Company
> Attention: Dividend Reinvestment Department
> 40 Wall Street
> New York, NY 10005
> 1-800-278-4353

Each Participant agrees to notify the Agent promptly in writing of any change of address. Notices, requests or other communications from the Agent to a Participant relating to the Plan shall be addressed to the Participant at the Participant's last known address as reflected in the Agent's records and shall be deemed given when received by the Participant or five days after mailing, whichever first occurs.

16.   AMENDMENT; TERMINATION. The Corporation and the Agent each reserve the right to suspend, to modify (subject to any requisite authorization or approval by regulatory agencies having jurisdiction) and to terminate the Plan or any Participant's participation in the Plan at any time by written notice given to all Participants or such Participant, as the case may be. The Corporation and the Agent each also reserve the right to adopt, and from time to time to change, such

administrative rules and regulations (not inconsistent in substance with the basic provisions of the Plan then in effect) as they deem desirable or appropriate for the administration of the Plan.

17.   GOVERNING LAW. The Plan and all Plan Accounts established thereunder shall be governed by and construed in accordance with the laws of the State of New York and the rules and regulations of the Securities and Exchange Commission, as they may be changed or amended from time to time.

Adopted and Current as of December 16, 1996.

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ANNEX 2

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
AUTHORIZATION FORM

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[Front of Card]

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Check only one of the following options:

[ ]   FULL DIVIDEND REINVESTMENT

I want to reinvest all cash dividends on shares now or subsequently registered in my name and account, as well as cash dividends on all shares credited to my account under the Plan. I understand that I may also make additional cash investments of not less than $50 per payment up to a maximum amount of $2,500 per quarter. [Complete if applicable:] I wish to make an additional cash investment at this time and have therefore enclosed a check or money order payable to American Stock Transfer and Trust Company in the amount of: $_____.

[ ]   PARTIAL DIVIDEND REINVESTMENT

I want to reinvest cash dividends on some of the shares currently registered in my name and account, and continue to receive cash dividends on the remaining shares. Therefore, please reinvest the cash dividends on _____ shares. I understand that I may also make additional cash investments of not less than $50 per payment up to a maximum amount of $2,500 per quarter. [Complete if applicable:] I wish to make an additional cash investment at this time and have therefore enclosed a check or money order payable to American Stock Transfer and Trust Company in the amount of: $_____.

[ ]   ADDITIONAL CASH INVESTMENT ONLY

I DO NOT wish to reinvest cash dividends on shares now or subsequently registered in my name or in my Plan account but I do wish to make optional cash investments of not less than $50 per payment up to a maximum amount of $2,500 per quarter. I have enclosed a check or money order payable to American Stock Transfer and Trust Company in the amount of: $_____.

This is Not a Proxy
(Please sign on other side)

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[Back of Card:]

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
FOR SHARE OWNERS OF STEUBEN TRUST CORPORATION

Return to: American Stock Transfer and Trust Company
               40 Wall Street, 46th Floor
               New York, New York 10005
               Attention: Dividend Reinvestment Department

Date: _____

Signature of all registered owners:

_____

_____

92

PART III

EXHIBITS

Exhibit Index

Exhibit Number	Description	Sequential Page Location
2-1	Certificate of Incorporation of Steuben Trust Corporation, as amended	*
2-2	Bylaws of Steuben Trust Corporation	*
3	Authorization Form for Corporation's Dividend Reinvestment and Stock Purchase Plan	See Annex 2 to Offering Circular
10-1	Consent of Crowe Chizek and Company LLC	Page III-2
10-2	Consent of Underberg & Kessler LLP	Included in Exhibit 11
11	Opinion of Underberg & Kessler LLP	Page III-3
15	Power of Attorney	*

_____

* Indicates previously filed document.

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation in this Registration Statement of Steuben Trust Corporation on Post Qualification Amendment No. 15 to Form 1-A, of our report dated January 28, 2008, on Steuben Trust Corporation's consolidated financial statements appearing in the Annual Report of Steuben Trust Corporation for the year ended December 31, 2007, and to the reference to us under the heading of "Experts".

Crowe Chizek and Company LLC

Cleveland, Ohio
March 3, 2008



underberg & kessler LLP

(585) 258-2800
www.underbergkessler.com

March 2, 2008

Steuben Trust Corporation
One Steuben Square
Hornell, New York 14843-1699

    Re: Registration Statement on Post Qualification Amendment No. 15 to
            Form 1-A (the "Statement") of 200,000 Share of Common Stock
            for Sale Under the Securities Act of 1933

Ladies and Gentlemen:

We have acted as counsel to Steuben Trust Corporation (the "Corporation"), a New York corporation, in connection with the registration for public sale of a total of 200,000 shares of its Common Stock, par value $1.00 per share, to be offered in connection with its Share Owner Dividend Reinvestment and Stock Purchase Plan (the "Plan") as more fully described in the Offering Statement (the "Statement") being filed by the Corporation with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

In our opinion, the 200,000 shares of Common Stock covered by the Statement have been duly authorized and, when issued in accordance with the terms of the Plan, will be legally and validly issued, fully paid and non-assessable, except that under Section 630 of the New York Business Corporation Law, the ten largest shareholders of the Corporation may be jointly and severally liable for unpaid wages due to employees of the Corporation.

We consent to the incorporation in Steuben Trust Corporation's Post Qualification Amendment No. 15 to Form 1-A (24-3656) (the "Amendment") of this opinion. We also consent to the inclusion of our firm's name in the Amendment, including the offering circulars originally filed or subsequently amended or supplemented.

Very truly yours,

UNDERBERG & KESSLER LLP

300 Bausch & Lomb Place, Rochester, NY 14604   www.underbergkessler.com   1900 Main Place Tower, Buffalo, NY 14202
585-258-2800 PHONE 585-258-2821 FAX   716-848-9000 PHONE 716-847-6004 FAX
reply to Rochester office   97 III-3

SIGNATURES

The Issuer. The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hornell, New York, on this 1st day of March, 2008.


STEUBEN TRUST CORPORATION


By:_____
James P. Nicoloff,
Executive Vice President and
Chief Financial Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

Date: March 1, 2008

Brenda L. Copeland*
Brenda L. Copeland, President and
Chief Executive Officer

Date: March 1, 2008

_____
James P. Nicoloff,
Executive Vice President, Treasurer and
Chief Financial Officer

Date: March 1, 2008

David A. Shults*
David A. Shults, Director and
Chairman of the Board

Date: March 1, 2008

Robert U. Blades, Jr.*
Robert U. Blades, Jr., Director

Date: March 1, 2008

Charles M. Edmondson*
Charles M. Edmondson, Director

Date: March 1, 2008

Stoner E. Horey*
Stoner E. Horey, Director

Date: March 1, 2008

Charles D. Oliver*
Charles D. Oliver, Director

Date: March 1, 2008   Kenneth D. Philbrick*
                                              Kenneth D. Philbrick, Director

Date: March 1, 2008   Eric Shults*
                                              Eric Shults, Director

Date: March 1, 2008   Sherry C. Walton*
                                              Sherry C. Walton, Director

*By:
       James P. Nicoloff, as Attorney-in-Fact

END

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